Exhibit 99.3

Execution Version (Redacted)

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of February 28, 2014, by and among Namoya (Barbados) Limited ("Namoya") and Twangiza (Barbados) Limited ("Twangiza") (Namoya and Twangiza are each referred to individually as a "Company" and collectively as the "Companies"), Banro Corporation, a Canadian corporation, with headquarters located at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, Canada M5X 1E3 (the "Parent"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

WHEREAS:

A.                Each Company, the Parent and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 903 of Regulation S ("Regulation S") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act") and, to the extent applicable, each of (i) National Instrument 45-106 – Prospectus and Registration Exemptions under applicable Canadian securities and (ii) prospectus exemption qualifications under applicable securities laws of Barbados.

B.                 Namoya has authorized a new class of exchangeable preferred shares designated as preferred shares, the terms of which are set forth in the Articles of Amendment (the "Namoya Articles of Amendment") in the form attached hereto as Exhibit A-1 (together with any exchangeable preferred shares issued in replacement thereof in accordance with the terms thereof, the "Namoya Preferred Shares"), which Namoya Preferred Shares shall be exchangeable for the Parent's common shares, no par value (the "Common Shares"), in accordance with the terms of this Agreement and the Namoya Articles of Amendment (as exchanged, collectively, the "Exchange Shares").

C.                 Twangiza has authorized a new class of exchangeable preferred shares designated as preferred shares, the terms of which are set forth in the Articles of Amendment (the "Twangiza Articles of Amendment") in the form attached hereto as Exhibit A-2 (together with any exchangeable preferred shares issued in replacement thereof in accordance with the terms thereof, the "Twangiza Preferred Shares"), which Twangiza Preferred Shares shall be exchangeable for Exchange Shares, in accordance with the terms of this Agreement and the Twangiza Articles of Amendment (the Namoya Preferred Shares and the Twangiza Preferred Shares are referred to collectively as the "Preferred Shares" and the Namoya Articles of Amendment and the Twangiza Articles of Amendment are referred to collectively as the "Articles of Amendment").

D.                Each Buyer wishes to purchase, and each of Namoya and Twangiza wish to issue and sell, upon the terms and conditions stated in this Agreement, (i) that aggregate number of Namoya Preferred Shares set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (which aggregate number for all Buyers shall be 20,000) and (ii) that aggregate number of Twangiza Preferred Shares set forth opposite such Buyer's name in column (5) on the Schedule of Buyers (which aggregate number for all Buyers shall be 20,000), together with the related Exchange Rights (as defined below) in respect of such Namoya Preferred Shares and Twangiza Preferred Shares.

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E.                 The Preferred Shares and the Exchange Shares collectively are referred to herein as the "Securities".

NOW, THEREFORE, each Company, the Parent and each Buyer hereby agree as follows:

1.             PURCHASE AND SALE OF PREFERRED SHARES AND EXCHANGE RIGHTS.

(a)                Purchase of Preferred Shares and Exchange Right(s). Subject to the satisfaction (or waiver by the party entitled to so waive) of the conditions set forth in Sections 6 and 7 below, Namoya and Twangiza shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from each Company on the Closing Date (as defined below), (i) the number of Namoya Preferred Shares as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (the "Closing"), (ii) the number of Twangiza Preferred Shares as is set forth opposite such Buyer's name in column (5) on the Schedule of Buyers and (iii) rights to exchange the Preferred Shares for Common Shares on the terms set forth herein (the "Exchange Rights").

(b)               Closing. The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York City time, on the date hereof (or such other date and time as is mutually agreed to by each Company, the Parent and each Buyer) after notification of satisfaction (or waiver by the party entitled to so waive) of the conditions to the Closing set forth in Sections 6 and 7 below, at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

(c)                Purchase Price. The aggregate purchase price for the Preferred Shares and the Exchange Rights to be purchased by each Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite each Buyer's name in columns (4) and (6) of the Schedule of Buyers. Each Buyer shall pay $1,000 for each Preferred Share and corresponding Exchange Rights to be purchased from each Company by such Buyer at the Closing.

(d)               Form of Payment. On the Closing Date, (i) each Buyer shall pay its Purchase Price to each Company for the Preferred Shares and the Exchange Rights to be acquired by such Buyer at the Closing by wire transfer of immediately available funds in accordance with the written wire instructions provided by the Companies, (ii) Namoya shall deliver to each Buyer the Namoya Preferred Shares (in such denominations as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers) and the Exchange Rights which such Buyer is then purchasing hereunder, duly executed on behalf of Namoya and registered in the name of such Buyer or its designee and (iii) Twangiza shall deliver to each Buyer the Twangiza Preferred Shares (in such denominations as is set forth opposite such Buyer's name in column (5) on the Schedule of Buyers) and the Exchange Rights which such Buyer is then purchasing hereunder, duly executed on behalf of Twangiza and registered in the name of such Buyer or its designee.

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2.             BUYER'S REPRESENTATIONS AND WARRANTIES. Each Buyer, severally and not jointly, represents and warrants with respect to only itself that:

(a)                Reliance on Exemptions and Exclusions. Such Buyer understands that the Securities are being offered and sold to it in reliance on the specific exclusion from the registration requirements of United States federal and state securities laws, as the case may be, provided by Rule 903 of Regulation S under the 1933 Act, and exemptions from the prospectus requirements of Canadian provincial securities laws and Barbados securities laws, and that each Company and the Parent are relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exclusion and exemptions and the eligibility of such Buyer to acquire the Securities. Accordingly, each Buyer represents and warrants that such Buyer is acquiring the Securities in an "Offshore transaction" as defined in Regulation S (an "Offshore Transaction") and is not a "U.S. Person" as defined in Regulation S (a "U.S. Person") or acquiring the Securities for the account or benefit of, or for resale to a U.S. Person. Each Buyer acknowledges and agrees that the Exchange Rights may be exercised only in an Offshore Transaction by a person that is not a U.S. Person or exercising the Exchange Rights on behalf of a U.S. Person, unless an exemption from registration is available under the 1933 Act and the Parent has received an opinion of counsel to such effect in form and substance satisfactory to it.

(b)               Transfer or Resale. Such Buyer is acquiring the Preferred Shares, and if the Exchange Right is exercised will acquire the Common Shares for which the Preferred Shares may be exchanged under the Exchange Rights, in offshore transactions in accordance with Rule 903 of Regulation S and understands that: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws; and (ii) such Buyer agrees that if it decides to offer, sell or otherwise transfer any of the Preferred Shares or the Exchange Shares, such Preferred Shares and Exchange Shares, may be offered, sold or otherwise transferred only: (A) to Namoya, Twangiza or the Parent, as applicable; (B) outside the United States in accordance with Regulation S under the 1933 Act and within Canada or elsewhere in compliance with local laws; or (C) within the United States (1) pursuant to an effective registration statement under the 1933 Act, (2) in accordance with an exemption from registration under the 1933 Act provided by Rule 144 or Rule 144A thereunder, if available, and in compliance with any applicable state securities laws or (3) in a transaction that does not require registration under the 1933 Act or applicable state securities laws. Notwithstanding the foregoing, but subject to compliance with Applicable Securities Laws, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the applicable Company or the Parent with any notice thereof or otherwise make any delivery to the applicable Company or the Parent pursuant to this Agreement or any other Transaction Document (as defined below), including, without limitation, this Section 2(b). For purposes of this Agreement, (i) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof, (ii) "Applicable Securities Laws" means, collectively, the applicable securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada and the territorial jurisdiction of Barbados, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable published policy statements issued by the respective provincial securities regulators and the Financial Services Commission of Barbados (each, a "Securities Commission") thereunder and the applicable securities laws of the United States to the extent the context requires, and (iii) "United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

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(c)                Validity; Enforcement. This Agreement and the other Transaction Documents to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(d)               No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the other Transaction Documents to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

(e)                Relationship to Buyer. No Buyer is a "beneficial owner" of more than 10% of the outstanding Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act") or as defined under Applicable Securities Laws).

(f)                Placement Agents. Such Buyer has not engaged any placement agent or other agent in connection with the sale of the Securities and there is no other Person acting or purporting to act at the request of such Buyer who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

(g)               Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

(h)               Own Account. Each Buyer is purchasing the Preferred Shares and related Exchange Rights as principal for its own account and those of its beneficiaries, and not for the benefit of any other Person.

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3.             REPRESENTATIONS AND WARRANTIES OF THE COMPANIES AND THE PARENT.

Each of the Companies and the Parent, jointly and severally, represents and warrants to each of the Buyers that:

(a)                Organization and Qualification. (i)  The Parent is up to date in all filings under the Canada Business Corporations Act (the "CBCA") and Applicable Securities Laws. The Parent and the Parent's "Subsidiaries" (which for purposes of this Agreement means each Company and any entity in which the Parent, directly or indirectly, owns more than 50% of the capital stock or equity or similar interests) are entities duly organized and validly existing and in good standing (if applicable) under the laws of the jurisdiction in which they are formed. The Parent and its Subsidiaries have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Parent and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing (if applicable) in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect. Without limitation to the foregoing, the Parent and its Subsidiaries have complied with all public filing requirements required to be filed under the laws of the Democratic Republic of the Congo ("DRC") in relation to the Subsidiaries, the Material Properties and the Material Permits. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Parent and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or in the other Transaction Documents (as defined in Section 3(b)) or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Parent or either Company to perform its obligations under the Transaction Documents.

(ii)               The Parent has no Subsidiaries except as set forth on Schedule 3(a). Neither of the Companies has any significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC) other than the Operating Subsidiaries (as defined in Section 4(y)). As used herein, (a) "Material Permit" means each of the 13 exploitation permits relating to the Parent's Twangiza, Namoya, Lugushwa and Kamituga properties, and each of the Parent's 14 exploration permits, in each case as described in Banro's Annual Information Form for the financial year ended December 31, 2012; and (b) "Material Properties" means the material mineral properties and projects of the Parent and Subsidiaries, more particularly set out in Schedule "A" hereto, including, without limitation, the material mineral properties known as the Twangiza, Lugushwa, Namoya and Kamituga projects, and each a "Material Property";

(b)               Authorization; Enforcement; Validity. Each of the Parent and its Subsidiaries has the requisite corporate power and authority, to the extent it is a party thereto or bound thereby, to enter into and perform its obligations under this Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), the Lock-Up Agreements (as defined in Section 7(p)), and each of the other agreements entered into by the applicable parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue their respective Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Parent and the Companies and the consummation by the Parent and the Companies of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Preferred Shares, issuance of the Exchange Rights, and the reservation for issuance and the issuance of the Exchange Shares issuable upon exchange of the Preferred Shares have been duly authorized by the board of directors of the Parent and the Board of Directors of each of the Companies and other than such filings required under Applicable Securities Laws and the approval of the Toronto Stock Exchange ("TSX") and NYSE MKT LLC ("NYSE MKT", and together with TSX, the "Principal Markets") no further filing, consent, or authorization is required by the Parent, either Company, or any of their boards of directors and/or shareholders. This Agreement and the other Transaction Documents to which they are a party have been duly executed and delivered by the Parent and each Company, as applicable, and constitute the legal, valid and binding obligations of the Parent and each Company, as applicable, enforceable against the Parent and each Company, as applicable, in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. The respective Articles of Amendment in the form attached hereto as Exhibit A-1 and A-2 has been filed with the Registrar or Corporate Affairs in Barbados, and on receipt of a Certificate of Amendment will be in full force and effect, enforceable against each Company in accordance with its terms, and has not been amended.

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 (c)                Issuance of Securities. The issuance of the Preferred Shares is duly authorized by the board of directors of each Company and, upon issuance in accordance with the terms of the Transaction Documents, shall be validly issued and free from all taxes, liens and charges with respect to the issue thereof. The Namoya Preferred Shares shall be entitled to the rights, privileges, restrictions and conditions set forth in the Namoya Articles of Amendment. The Twangiza Preferred Shares shall be entitled to the rights, privileges, restrictions and conditions set forth in the Twangiza Articles of Amendment. As of the Closing, the Exchange Shares shall have been duly authorized and reserved for issuance. As of the date hereof, there are an unlimited number of shares of Common Shares authorized and unissued. Upon exchange of the Preferred Shares for Common Shares in accordance with the terms herein, the Exchange Shares will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. Assuming the accuracy of each of the representations and warranties, and performance of the undertakings, of the Buyers set forth in Section 2 of this Agreement, the offer and issuance by the Parent and each Company of the Securities is not required to be registered under the 1933 Act and is exempt from the prospectus and registration requirements of Applicable Securities Laws of Canada.

(d)               No Conflicts. The execution, delivery and performance of the Transaction Documents by the Parent and each Company and the consummation by the Parent and each Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Preferred Shares and reservation for issuance and issuance of the Exchange Shares) will not (i) result in a violation of any memorandum of association, certificate and articles of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Parent or any of its Subsidiaries, any shares in the capital or capital stock of the Parent or any of its Subsidiaries or the articles or bylaws of the Parent or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws or Applicable Securities Laws of Canada and regulations and the rules and regulations of either Principal Market applicable to the Parent or any of its Subsidiaries or by which any property or asset of the Parent or any of its Subsidiaries is bound or affected.

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 (e)                Consents. None of the Parent nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations: (i) the filing by the Parent of a listing application and a notice for acceptance of a private placement for the Exchange Shares with the Principal Markets, which shall be done pursuant to the rules of the Principal Markets and (ii) any notices or filings required to be given or made with the Principal Markets which have been or will be given or made on a timely basis by the Parent. The Parent and its Subsidiaries are unaware of any facts or circumstances that might prevent the Parent or any of its Subsidiaries from obtaining or effecting any consent, registration, application or filings pursuant to the preceding sentence. The Parent is not in violation of the listing requirements of the Principal Markets and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future. The issuance by each Company of the Securities shall not have the effect of delisting or suspending the Common Shares from the Principal Markets.

(f)                Acknowledgment Regarding Buyer's Purchase of Securities. Each of the Parent and the Companies acknowledges and agrees that each Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Parent or either Company, (ii) to the knowledge of each of the Parent and its Subsidiaries, an "affiliate" of the Parent or any of its Subsidiaries (as defined in Rule 144 under the 1933 Act) or (iii) to the knowledge of each of the Parent and its Subsidiaries, a "beneficial owner" of more than 10% of the outstanding Common Shares (as defined for purposes of Rule 13d-3 of the 1934 Act or as defined under Applicable Securities Laws). Each of the Parent and the Companies further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Parent or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. Each of the Parent and the Companies further represents to each Buyer that the Parent's and each Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by each of them and their representatives.

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 (g)               Placement Agent's Fees. The Companies, jointly and severally, shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for Persons engaged by any Buyer or its investment advisor or any other Person connected to a Buyer) relating to or arising out of the transactions contemplated hereby, including in connection with the sale of the Securities. The Parent shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim. Neither the Parent nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities and there is no other Person acting or purporting to act at the request of either Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

(h)               No Integrated Offering. None of the Parent, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or Applicable Securities Laws, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to be integrated with prior offerings by the Parent or any of its Subsidiaries for purposes of the 1933 Act, Applicable Securities Laws or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Parent are listed or designated. None of the Parent, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or Applicable Securities Laws or cause the offering of the Securities to be integrated with other offerings, including for purposes of any such applicable stockholder approval provisions.

(i)                 Dilutive Effect. The Parent understands and acknowledges that the number of Exchange Shares issuable upon exchange of the Preferred Shares will increase in certain circumstances. The Parent further acknowledges that, subject to the provisions set forth in Section 4(s)(iii)(G), its obligation to issue Exchange Shares upon exchange of the Preferred Shares in accordance with this Agreement and the respective Articles of Amendment is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Parent.

(j)                 Application of Takeover Protections; Rights Agreement. Parent and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under its articles, bylaws or any other constating documents or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Parent's or any of its Subsidiaries' issuance of the Securities and any Buyer's ownership of the Securities. Except for the Shareholders Rights Plan Agreement dated as of April 29, 2005 between the Parent and Equity Transfer Services Inc., as rights agent, as amended on June 27, 2008 and June 29, 2011 (the "Rights Plan"), a copy of which has been made available to the Buyers, the Parent has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of any of the Parent, Namoya or Twangiza. The Board of Directors of the Parent has taken all necessary action to waive the applicability of the Rights Plan with respect to the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

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 (k)               SEC-CSA Documents; Financial Statements. During the two (2) years prior to the date hereof, the Parent has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the Canadian Securities Administrators (the "CSA") pursuant to the reporting requirements of the 1934 Act and the Applicable Securities Laws (all of the foregoing filed prior to the date hereof or prior to the Closing Date, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC-CSA Documents"). The Parent has delivered to the Buyers or their respective representatives true, correct and complete copies of each of the SEC-CSA Documents not available on the EDGAR system or the System for Electronic Document Analysis and Retrieved maintained by the Canadian Securities Administrators ("SEDAR"), if any. As of their respective filing dates, the SEC-CSA Documents complied in all material respects with the requirements of the 1934 Act and the Applicable Securities Laws and the rules and regulations of the SEC and the CSA promulgated thereunder applicable to the SEC-CSA Documents, and none of the SEC-CSA Documents, at the time they were filed with the SEC or the CSA as applicable, contained or, as amended or supplemented, presently contains any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Parent included in the SEC-CSA Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the CSA with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied, during the periods involved ("IFRS") (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Parent or either Company to the Buyers which is not included in the SEC-CSA Documents or in the disclosure schedules to this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading. The Parent has not filed any confidential material change reports with any Securities Commission that is still maintained on a confidential basis.

(l)                 Absence of Certain Changes. Since December 31, 2012, there has been no material adverse change and no material adverse development in the business, assets, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Parent and its Subsidiaries, taken as a whole, other than as publicly disclosed. Since December 31, 2012, and other than as publicly disclosed, neither the Parent nor any of its Subsidiaries has (i) declared or paid any dividends or (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business. Except as set forth on Schedule 3(l), since December 31, 2013 neither the Parent nor any of its Subsidiaries has had capital expenditures, individually or in the aggregate, in excess of $2,500,000. Neither the Parent nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent or either Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. The Parent and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means, with respect to any Person, (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(t)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

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 (m)             No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Parent or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under Applicable Securities Laws on a registration statement on Form
F-10 filed with the SEC or a long form prospectus under applicable Canadian securities laws relating to an issuance and sale by the Parent of its Common Shares and which has not been publicly announced.

(n)               Conduct of Business; Regulatory Permits. Neither the Parent nor its Subsidiaries is in violation of any term of or in default under any certificate of designations or articles of amendment of any outstanding series of preferred shares of the Parent or either Company (if any), or any of their respective articles, bylaws or other constating documents, as applicable. Neither the Parent nor any of its Subsidiaries, nor Delrand Resources Limited ("Delrand") is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation or other lawful requirements of any governmental or regulatory body applicable to the Parent or any of its Subsidiaries, or Delrand, as applicable (including, without limitation, (x) any Applicable Securities Laws and (y) all laws, regulations and statutes relating to mining and/or mining claims, concessions, licenses or leases), and neither the Parent nor any of its Subsidiaries nor Delrand will conduct its respective business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Parent is not in violation of any of the rules, regulations or requirements of the Principal Markets and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Shares by the Principal Markets in the foreseeable future. During the two (2) years prior to the date hereof, the Common Shares have been designated for quotation on the Principal Markets. During the two (2) years prior to the date hereof, (i) trading in the Common Shares has not been suspended by the SEC, the CSA or the Principal Markets and (ii) the Parent has received no communication, written or oral, from the SEC, the CSA or the Principal Markets regarding the suspension or delisting of the Common Shares from the Principal Markets. The Parent and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, provincial or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Parent nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. Neither the Parent nor any of its Subsidiaries has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including in respect of the Material Properties and the Material Permits.

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 (o)               Foreign Corrupt Practices. Neither the Parent, nor any of its Subsidiaries, nor Delrand, nor any director, officer, agent, employee or other Person acting on behalf of the Parent or any of its Subsidiaries or Delrand has, in the course of its actions for, or on behalf of, the Parent or any of its Subsidiaries or Delrand (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act, as amended, or any similar laws applicable to the Parent or any of its Subsidiaries or Delrand of any other jurisdiction; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(p)               Sarbanes-Oxley Act. The Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(q)               Regulation S. The Securities are being offered and sold to the Buyers pursuant to an exemption from the registration requirements of the 1933 Act pursuant to Category 2 of Rule 903 of Regulation S. Each of Namoya, Twangiza and the Parent is a "foreign issuer" as defined in Regulation S. Neither the issuer, any distributor, any of their respective affiliates, nor any person acting on behalf of any of the foregoing has made or will make any directed selling efforts with respect to any of the Securities in the United States as defined in Regulation S.

(r)                 Transactions With Affiliates. Except as set forth in the SEC-CSA Documents or on Schedule 3(r), none of the officers, directors or employees of the Parent or any of its Subsidiaries, or any known holder of more than 10 percent of any class of shares of the Parent, is presently or at any time within the past two years been a party to any transaction with the Parent or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director, employee or shareholder or, to the knowledge of the Parent or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, employee or shareholder has a substantial interest or is an officer, director, trustee or partner.

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 (s)                Equity Capitalization. As of the date hereof, the authorized share capital of the Parent consists of (i) an unlimited number of Common Shares, of which as of the date hereof, 252,100,672 Common Shares are issued and outstanding, 15,371,818 Common Shares are reserved for issuance pursuant to the Parent's and its Subsidiaries' stock option and purchase plans and 9,135,000 Common Shares are reserved for issuance pursuant to securities (other than the aforementioned options and the Preferred Shares) exercisable or exchangeable for, or convertible into, Common Shares, and (ii) an unlimited number of preference shares, issuable in series, of which as of the date hereof, 1,316,000 shares are issued and outstanding. As of the date hereof, the authorized share capital of Namoya consists of (i) an unlimited number of common shares ("Namoya Common Shares"), of which as of the date hereof 1,000,100 common shares are issued and outstanding and (ii) 20,000 redeemable preferred shares, of which as of the date hereof, no preferred shares are issued and outstanding. As of the date hereof, the authorized share capital of Twangiza consists of (i) an unlimited number of common shares ("Twangiza Common Shares"), of which as of the date hereof 1,000,100 common shares are issued and outstanding and (ii) 20,000 redeemable preferred shares, of which as of the date hereof, no preferred shares are issued and outstanding. All of such outstanding shares of the Parent and each Company have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(s): (i) none of the Parent's or either Company's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Parent or either Company and (ii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as set forth above and in the SEC-CSA Documents: (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Parent or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Parent or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Parent or any of its Subsidiaries; (ii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Parent or any of its Subsidiaries or by which the Parent or any of its Subsidiaries is or may become bound, other than as disclosed in Schedule 3(t); (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Parent or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Parent or any of its Subsidiaries is obligated to register or qualify the sale of any of their securities under the 1933 Act or under any applicable Canadian Securities Laws; (v) other than the outstanding preference shares of the Parent and the outstanding preferred shares of Banro Group (Barbados) Limited, there are no outstanding securities or instruments of the Parent or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Parent or any of its Subsidiaries is or may become bound to redeem a security of the Parent or any of its Subsidiaries; (vi) the Parent does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Parent and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC-CSA Documents but not so disclosed in the SEC-CSA Documents, other than those incurred in the ordinary course of the Parent's or any of its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not reasonably be expected to have a Material Adverse Effect. The Parent has furnished or made available to each Buyer true, correct and complete copies of the Parent's and each Company's articles, bylaws and other constating documents in each case, as amended and as in effect on the date hereof, and the terms of all securities convertible into, or exercisable or exchangeable for, Common Shares and the material rights of the holders thereof in respect thereto.

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 (t)                 Indebtedness and Other Contracts. Except as disclosed in the SEC-CSA Documents or in Schedule 3(t), neither the Parent nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Parent's officers, has or is expected to have a Material Adverse Effect. Schedule 3(t) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, "capital leases" in accordance with IFRS (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with IFRS is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; references to Indebtedness of the Parent or either Company shall mean Indebtedness on a consolidated basis; and (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

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 (u)               Absence of Litigation. Except as set forth on Schedule 3(u), there is no action, suit, proceeding, inquiry or investigation before or by the Principal Markets, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Parent or any of its Subsidiaries, threatened against or affecting the Parent or any of its Subsidiaries, the Common Shares or any of the Parent's or its Subsidiaries' officers or directors, whether of a civil or criminal nature or otherwise, in their capacity as such which, individually or in the aggregate, if determined adversely to the Parent or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

(v)               Insurance. The Parent and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Parent believes to be prudent and customary in the businesses in which the Parent and its Subsidiaries are engaged. Neither the Parent nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Parent nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(w)             Employee Relations.

(i)                 Neither the Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Parent and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Parent or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Parent or any such Subsidiary that such officer intends to leave the Parent or any such Subsidiary or otherwise terminate such officer's employment with the Parent or any such Subsidiary. No executive officer of the Parent or any of its Subsidiaries, to the knowledge of the Parent or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Parent or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

(ii)               Neither the Parent nor Namoya nor Twangiza is aware of any existing or imminent conflict involving the employees of any of its principal suppliers, or customers which could reasonably be expected to have a Material Adverse Effect.

(iii)             The Parent and its Subsidiaries are in compliance with all applicable United States and Canadian federal, state, provincial, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

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(x)               Employee Plans. Except as would not have a Material Adverse Effect, each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Parent or any of its Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Parent or any of its Subsidiaries (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws. Except as would not have a Material Adverse Effect, all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal, state or provincial pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Parent and its Subsidiaries.

(y)               Title. The Parent and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as related to indebtedness disclosed in the SEC-CSA Documents and except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Parent and any of its Subsidiaries. Any real property and facilities held under lease by the Parent and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Parent and its Subsidiaries.

(z)                Intellectual Property Rights. The Parent and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted. Except as set forth in Schedule 3(z), none of the Parent's or its Subsidiaries' Intellectual Property Rights have expired or terminated or have been abandoned or are expected to expire or terminate or are expected to be abandoned, within three years from the date of this Agreement. Neither the Parent nor any of its Subsidiaries has any knowledge of any infringement by the Parent or any of its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent or its Subsidiaries, being threatened, against the Parent or any of its Subsidiaries regarding any of their Intellectual Property Rights. Neither the Parent nor Namoya nor Twangiza is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

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 (aa)            Environmental Laws. The Parent and its Subsidiaries (i) are in compliance with any and all applicable Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all United States, Barbados and Canadian federal, state, provincial, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(bb)           Subsidiary Rights. The Parent or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Parent or such Subsidiary.

(cc)            Investment Company Status. Neither the Parent nor Namoya nor Twangiza is and upon consummation of the sale of the Securities, and for so long any Buyer holds any Securities, will not be, an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

(dd)          Tax Status. The Parent and each of its Subsidiaries (i) has made or filed all material foreign, United States and Canadian federal, state and provincial income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, and all such returns, reports and allocations are true and correct in all material respects, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. The Parent and each of its Subsidiaries has withheld or collected all amounts in respect of taxes which it has been required to withhold or collect, and has remitted such amounts to the appropriate tax authority. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and none of the officers of the Parent nor the officers of its Subsidiaries know of any reasonable basis for any such claim.

(ee)            Internal Accounting and Disclosure Controls. The Parent and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Parent maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Act and Applicable Securities Laws) that it believes are effective in ensuring that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Parent in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Parent's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. During the twelve months prior to the date hereof neither the Parent nor any of its Subsidiaries has received any notice or correspondence from any accountant relating to any potential material weakness in any part of the system of internal accounting controls of the Parent or any of its Subsidiaries.

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 (ff)             Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its 1934 Act filings or in its Information Record and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect. As used herein, "Information Record" means the Parent's most recent annual information form and all information contained in any press release, material change report (excluding any confidential material change report), financial statements or other document of the Parent that has been publicly filed by or on behalf of the Parent on SEDAR pursuant to Applicable Securities Laws or otherwise.

(gg)           Shares Freely Tradeable. The Exchange Shares will be freely tradable on the TSX from and after the date that is four months and one day after the Closing Date.

(hh)           Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Companies and/or the Parent (as the case may be), and all laws imposing such taxes will be or will have been complied with.

(ii)               Manipulation of Price. Neither the Parent nor either Company has, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Parent to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any of the Preferred Shares, the Exchange Shares or the Exchange Rights.

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 (jj)               Acknowledgement Regarding Buyers' Trading Activity. The Parent and each Company acknowledge and agree that (i) none of the Buyers has been asked to agree, nor has any Buyer agreed, to desist from purchasing or selling, long and/or short, securities of the Parent or either Company, or "derivative" securities based on securities issued by the Parent or either Company or to hold the Securities for any specified term; (ii) any Buyer, and counter-parties in "derivative" transactions to which any such Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares, and (iii) each Buyer shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction. Each Company and the Parent further understand and acknowledge that, subject to applicable law, (a) one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding and (b) such hedging and/or trading activities, if any, can reduce the value of the existing stockholders' equity interest in the Parent both at and after the time the hedging and/or trading activities are being conducted. Each Company and the Parent acknowledge that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Articles of Incorporation (as amended) of either Company or any of the documents executed in connection herewith.

(kk)           U.S. Real Property Holding Corporation. Neither the Parent nor Namoya nor Twangiza is, has never been, and so long as any Securities remain outstanding, shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Parent shall so certify upon any Buyer's request.

(ll)               Taxable Canadian Property. The Common Shares does not derive, for purposes of the Income Tax Act (Canada) as amended, more than 50 percent of its fair market value from one or any combination of (i) real or immoveable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties (as such terms are defined in the Income Tax Act (Canada), or (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii) whether or not such property exists.

(mm)       No Additional Agreements. Neither the Parent nor any of its Subsidiaries has any agreement or understanding with any Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(nn)           Disclosure. Other than as shall be disclosed in the Public Filing Reports, each of the Parent, Namoya and Twangiza confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. Each of the Parent, Namoya and Twangiza understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Parent and the Companies. All disclosure provided to the Buyers regarding the Parent and its Subsidiaries, their business and the transactions contemplated hereby, including the disclosure schedules to this Agreement, furnished by or on behalf of the Parent or its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Parent or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Parent or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Parent but which has not been so publicly announced or disclosed. The Parent and each Company acknowledge and agree that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

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 (oo)           Shell Company Status. Neither the Parent, Namoya nor Twangiza is, nor has never been, an issuer identified in Rule 144(i)(1) of the 1933 Act.

(pp)           Stock Option Plans. Each stock option granted by the Parent was granted (i) in accordance with the terms of the applicable stock option plan of the Parent and
(ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such stock option would be considered granted under IFRS and applicable law. No stock option granted under the Parent's stock option plan has been backdated. The Parent has not knowingly granted, and there is no and has been no policy or practice of the Parent to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Parent or its Subsidiaries or their financial results or prospects.

(qq)           No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Parent to arise, between the Parent and the accountants and lawyers formerly or presently employed by the Parent and there are no fees owed by the Parent to its accountants and lawyers which could affect the Parent's ability to perform any of its obligations under any of the Transaction Documents. In addition, on or prior to the date hereof, the Parent had discussions with its accountants about its financial statements previously filed with the SEC and CSA. Based on those discussions, the Parent has no reason to believe that it will need to restate any such financial statements or any part thereof.

(rr)              U.S. Legends. No Securities shall bear any restrictive legend restricting transfer referencing any U.S. securities laws.

(ss)             Canadian Legends. No Securities shall bear any restrictive legend referencing any Applicable Securities Laws of Canada, other than prior to June 29, 2014 the legend set forth below:

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE 29, 2014.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, SECURITIES ISSUABLE UPON THE EXERCISE OR CONVERSION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JUNE 29, 2014.

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(tt)              Other Agreements. To the knowledge of the Parent, except as referred to herein, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Parent or any of its Subsidiaries.

(uu)           Material Properties; DRC Risks. The Parent or one or more of its Subsidiaries are parties to valid and subsisting agreements, documents or instruments pursuant to which the Parent or one or more of its Subsidiaries is the lawful registered and beneficial holder of the Material Properties. The licences or concessions comprising the Material Properties are registered in the names of the material Subsidiaries as set out in Schedule "B" hereto. The representations in this Paragraph (uu) are subject to future risks arising out of possible changes in mining and/or investment policies in the DRC, to sovereign risk, and/or challenges which may arise in enforcing rights in the DRC ("DRC Risks") but, for the avoidance of doubt, are not subject to any risks for which comfort is given pursuant to the legal opinion to be provided by the Parent's counsel in the DRC, in substantially the form of Exhibit C-4 attached hereto.

4.             COVENANTS.

(a)                Best Efforts. Each party shall use its best efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b)               Securities Law Filings. Each Company and the Parent shall make all filings and reports relating to the offer and sale of the Securities required under Applicable Securities Laws following the Closing Date.

(c)                Reporting Status. Until the date on which the Buyers or any Investors (as defined below) shall have sold all of the Exchange Shares and none of the Preferred Shares are outstanding (the "Reporting Period"), the Parent shall (i) timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Parent shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination and (ii) timely file all reports with the CSA pursuant to the Applicable Securities Laws of Canada, and the Parent will remain in good standing as a "reporting issuer" under Applicable Securities Laws of Canada. As used herein, "Investor" means a Buyer, any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9(g) and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9(g) (in each case, including any transferee or assignee who acquires any Preferred Shares in a transaction effected through the Euroclear system and agrees to be bound by the provisions of this Agreement in accordance with Section 9(g)).

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(d)               Use of Proceeds. Each Company and the Parent shall use the proceeds from the sale of the Securities as set forth in Schedule 4(d).

(e)                Financial Information. The Parent agrees to send the following to each Investor during the Reporting Period unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR or with the CSA through SEDAR and are available to the public through the SEDAR system, within one (1) Business Day after the filing thereof with the SEC or the CSA, as applicable: (i) a copy of its Annual Report on Form 40-F, any Current Report on Form 6-K (or any analogous reports under the 1934 Act) and any registration statements (other than on Form S-8) and any annual reports, annual information forms (at such time as the Parent is not exempt from the requirement to prepare and file same), annual and interim financial statements including management discussion and analysis, material change reports and any offering documents or amendments filed pursuant to Applicable Securities Laws, and (ii) on the same days as the release thereof, copies of all press releases issued by the Parent or any of its Subsidiaries, and copies of any notices and other information made available or given to the shareholders of the Parent generally, including without limitation, any management information circular, contemporaneously with the making available or giving thereof to the shareholders. As used herein, "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Toronto, Canada are authorized or required by law to remain closed.

(f)                Listing. (i) The Parent shall promptly secure the listing of all of the Exchange Shares upon each Principal Market and shall maintain such listings of all Exchange Shares from time to time issuable under the terms of the Transaction Documents. The Parent shall maintain the listing of the Common Shares on the Principal Markets. Neither the Parent nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on the Principal Markets. The Parent and the Companies shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

(ii) On or prior to April 30, 2014, the Companies shall cause the Preferred Shares to be deposited with Euroclear Bank S.A./N.V., as operator of the Euroclear system such that the Preferred shares shall be eligible for electronic trading. A breach by the Companies of the covenant set forth in this Section 4(f)(ii) shall be deemed to be a "Euroclear Failure Event" for purposes of each respective Articles of Amendment.

(g)               Fees. Subject to Section 8 below, at the Closing, the Parent shall pay an expense allowance to Gramercy Funds Management, LLC ("Gramercy") or such Buyer as is designated by Gramercy (in addition to any other expense amounts paid to Gramercy prior to the date of this Agreement) to cover expenses reasonably incurred by Gramercy or any professionals engaged by Gramercy in relation to due diligence and investment documentation, which amount may be withheld by Gramercy from its Purchase Price at the Closing in satisfaction of the Parent's payment obligation. The Parent shall be responsible for the payment of any placement agent's fees or commissions, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby. The Parent shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

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(h)               Pledge of Securities. Each Company and the Parent acknowledge and agree that, subject to Applicable Securities Laws, the Securities may be pledged by an Investor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide either Company or the Parent with any notice thereof or otherwise make any delivery to either Company or the Parent pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(b) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(b) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. Each Company and the Parent hereby agree to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

(i)                 Disclosure of Transactions and Other Material Information.

(i)                 On or before 8:30 a.m., New York City time, on the first Business Day following the date of this Agreement, the Parent shall issue a press release and file (x) a Current Report on Form 6-K and (y) a material change report on Form 51-102F3 in accordance with National Instrument 51-102 of the CSA with respect thereto describing the terms of the transactions contemplated by the Transaction Documents in the form required by the Applicable Securities Laws and attaching, to the extent required, the material Transaction Documents (including, without limitation, this Agreement (and all schedules and exhibits to this Agreement), the respective Articles of Amendment, and the form of the Lock-Up Agreement as exhibits to such filing (including all attachments, the "Public Filing Reports"). From and after the filing of the Public Filing Reports, except as otherwise provided in this Section 4(i), no Buyer shall be in possession of any material, nonpublic information received from the Parent or any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, that is not disclosed in the Public Filing Reports. In addition, effective upon the filing of the Public Filing Reports, the Parent acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Parent, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate. Except as set forth in this Section 4(i), the Parent shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, affiliates, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Parent or any of its Subsidiaries from and after the filing of the Public Filing Report without the prior express written consent of the Buyer. If a Buyer has, or believes it has, received any such material, nonpublic information regarding the Parent or any of its Subsidiaries (other than pursuant to Section 4(i)(ii)) it shall provide the Parent with written notice thereof. The Parent shall, as soon as practicable but in no event later than within five (5) Trading Days (as defined in the Articles of Amendment) of receipt of such notice, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Parent, any of its Subsidiaries, or any of its or their respective officers, directors, affiliates, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Parent, its Subsidiaries, or any of its or their respective officers, directors, affiliates, employees or agents. No Buyer shall have any liability to the Parent, its Subsidiaries, or any of its or their respective officers, directors, affiliates, employees, stockholders or agents for any such disclosure. To the extent that either Company or the Parent delivers any material, non-public information to a Buyer without such Buyer's consent, each Company and the Parent hereby covenant and agree that such Buyer shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. Subject to the foregoing, neither the Parent nor any of its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Parent shall be entitled, without the prior approval of the Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith or (ii) as is required by applicable law and regulations (provided that in the case of clause (i) such Buyer shall be consulted by the Parent in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of any applicable Buyer, neither the Parent nor any of its Subsidiaries or affiliates shall disclose the name of any Buyer in any filing, announcement, release or otherwise.

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(ii)               Upon receipt or delivery by either Company of any notice in accordance with either Articles of Amendment, unless such Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Parent or any of its Subsidiaries, such Company shall cause the Parent within one (1) Business Day after any such receipt or delivery to publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise. In the event that either Company believes that a notice contains material, nonpublic information relating to the Parent or its Subsidiaries, such Company so shall indicate to the Investors contemporaneously with delivery of such notice, and in the absence of any such indication, the Investors shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Parent or its Subsidiaries.

(j)                 Additional Preferred Shares; Variable Securities. So long as any Buyer beneficially owns any Preferred Shares, neither Namoya nor Twangiza shall issue any Namoya Preferred Shares or Twangiza Preferred Shares, as applicable, other than to the Buyers as contemplated hereby and neither Company nor the Parent shall issue any other securities that would cause a breach or default under either the Namoya Articles of Amendment or the Twangiza Articles of Amendment. For so long as any Preferred Shares remain outstanding, the Parent shall not, in any manner, issue or sell any rights, warrants or options to subscribe for or purchase Common Shares or directly or indirectly convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Exchange Price with respect to the Common Shares into which any Preferred Shares is exchangeable.

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(k)               Corporate Existence. The Parent shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(l)                 Reservation of Shares. So long as any Buyer owns any Preferred Shares, the Parent shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, the Exchange Shares issuable upon exchange of the Preferred Shares, including, without limitation, calling a special meeting of stockholders to authorize additional shares, in the case of an insufficient number of authorized shares, obtain stockholder approval of an increase in such authorized number of shares, and, to the extent the Parent is legally or contractually permitted, voting the management shares of the Parent in favor of an increase in the authorized shares of the Parent.

(m)             Conduct of Business. The business of (i) the Parent and its Subsidiaries and (ii) Delrand shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

(n)               Public Information. At any time during the period commencing from the six (6) month anniversary of the Closing Date and ending at such time that all of the Securities, if a registration statement is not available for the resale of all of the Securities or such Securities are not eligible for sale on the TSX by non-affiliates pursuant to Rule 904 of Regulation S, may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), if the Parent shall (i) fail for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (ii) if the Parent has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Parent shall fail to satisfy any condition set forth in Rule 144(i)(2) (a "Public Information Failure") then, as partial relief for the damages to any holder of Securities by reason of any such delay in or reduction of its ability to sell the Securities (which remedy shall not be exclusive of any other remedies available at law or in equity), the Parent shall pay to each such holder an amount in cash equal to two percent (2.0%) of the aggregate Purchase Price of such holder's Securities on the day of a Public Information Failure and on every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (i) the date such Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144. The payments to which a holder shall be entitled pursuant to this Section 4(n) are referred to herein as "Public Information Failure Payments." Public Information Failure Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Public Information Failure Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Parent fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

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(o)               Lock-Up.

(i)                 The Parent shall not amend or waive any provision of any of the Lock-Up Agreements except to extend the term of the lock-up period and shall enforce the provisions of each Lock-Up Agreement in accordance with its terms. If any officer or director that is a party to a Lock-Up Agreement breaches any provision of a Lock-Up Agreement, the Parent shall promptly use its best efforts to seek specific performance of the terms of such Lock-Up Agreement.

(ii)               On or prior to June 30, 2014, the Parent shall not issue any Common Shares (or equivalent equity securities) to any of its officers or directors unless each such Person has entered into a a lock-up agreement in the form attached hereto as Exhibit F.

(p)               Purchase Rights. If at any time the Parent grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the "Purchase Rights"), then the Investors will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Investor could have acquired if such Investor had held the number of shares of Common Shares acquirable upon complete exchange of the Preferred Shares on the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights. For greater certainty, in no event shall Investors be considered or deemed to be shareholders of Parent and shall not, other than pursuant to the contractual agreements set forth herein, have any rights afforded to holders of Common Shares. Notwithstanding anything to the contrary set forth herein, the Parent shall not issue or sell any Purchase Rights unless the TSX has approved such issuance or sale of Purchase Rights (which approval by TSX must include approval of the issuance or sale of such Purchase Rights to the Investors).

(q)               Parent Dividends and Distributions. From and after the Closing Date, the Investors shall be treated as economically equivalent to holders of Common Shares entitled to receive dividends paid and distributions (whether in the form of cash, securities or otherwise) made to the holders of Common Shares to the same extent as if such Investors had exchanged the Preferred Shares for Common Shares and had held such shares of Common Shares on the record date for such dividends and distributions. Payments under the preceding sentence shall be made, either by Parent or by the Companies, concurrently with the dividend or distribution to the holders of Common Shares. For greater certainty, in no event shall Investors be considered or deemed to be shareholders of Parent for such purposes and shall not, other than pursuant to the contractual agreements set forth herein, have any rights afforded to holders of Common Shares. Following the occurrence of a Liquidation Event (as defined in the Articles of Amendment) and the payment in full to an Investor of its applicable liquidation preference as set forth in Section 2.4 of the respective Articles of Amendment, such Investor shall cease to have any rights hereunder to participate in any future dividends or distributions made to the holders of Common Shares. Neither of the Companies shall declare or pay any dividends on any Junior Shares (as defined in the Articles of Amendment) or any class of shares ranking on liquidation on a parity with the Preferred Shares unless the holders of Preferred Shares then outstanding shall simultaneously receive a dividend on a pro rata basis as if the Preferred Shares had been exchanged for shares of Common Shares pursuant to Section 4(s) immediately prior to the record date for determining the stockholders eligible to receive such dividends.

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 (r)                 Triggering Event; Board Designation Rights.

Upon a Triggering Event (as defined in the Articles of Amendment) (the date of such Triggering Event, the "Trigger Date"), the Parent shall, to the extent permitted by applicable law, appoint a person designated by the Required Holders (an "Investor Designee") to the Board of Directors of the Parent (the "Board") or alternatively, as nominee for election to the Board. The Investor Designee shall serve on the Board until the first annual shareholders meeting of the Parent ("Annual General Meeting") occurring after the Trigger Date. The Required Holders shall have the right to nominate one person (a "Nominee") for election to the Board at the first Annual General Meeting occurring after the Trigger Date and at each successive Annual General Meeting until such time as no Preferred Shares shall be outstanding. In the event a Nominee is not elected to the Board at any Annual General Meeting, the Parent shall, to the extent permitted under applicable laws (including applicable exchange rules), appoint an Investor Designee to serve on the Board until the Annual General Meeting for the following year. No director that was a Nominee or that is an Investor Designee (any such director, "Investor Director") shall be removed from the Board except (x) for cause or (y) by shareholders in accordance with applicable laws. In the event any Investor Director ceases to be a director for any reason, the Parent shall appoint an Investor Designee to fill the resulting vacancy on the Board. Notwithstanding anything to the contrary set forth herein, (i) upon the redemption of all of the Preferred Shares in accordance with the Namoya Articles of Amendment and the Twangiza Articles of Amendment, as applicable, (a) the Parent shall have the right to remove any Investor Director or Nominee from the Board and (b) the Required Holders shall cease to have the rights set forth in this Section 4(r) and (ii) the Parent's obligation to appoint an Investor Designee to the Board and the right of the Required Holders to nominate a Nominee for election to the Board shall cease at such time as (x) the circumstances that gave rise to the applicable Triggering Event have been are no longer continuing or (y) the aggregate Stated Amount outstanding of Namoya Preferred Shares and Twangiza Preferred Shares is less than $8,000,000; provided, however, that nothing in clause (ii)(x) above shall modify or amend the obligations of the Parent or the rights of the Required Holders upon the occurrence of any subsequent Triggering Event.

(s)                Exchange of Preferred Shares. Subject to Sections 2(a) and 2(b), the Preferred Shares shall be exchangeable for Common Shares pursuant to the Exchange Right(s), on the terms and conditions set forth in this Section 4(s).

(i)                 Subject to the provisions of Section 4(s)(iii)(G), at any time or times on or after the Closing Date until the Maturity Date (as defined in the Articles of Amendment), any Investor shall be entitled to exchange any whole number of Preferred Shares for fully paid and nonassessable shares of Common Shares in accordance with Section 4(s)(iii) at the Exchange Rate (as defined below).

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 (ii)               The number of Common Shares issuable upon exchange of each Preferred Share pursuant to Section 4(s)(i) shall be determined according to the following formula (the "Exchange Rate"):

Exchange Amount
Exchange Price

No fractional Common Shares are to be issued upon the exchange of any Preferred Share, but rather the number of shares of Common Shares to be issued shall be rounded up to the nearest whole number.

(iii)             Mechanics of Exchange. The exchange of Preferred Shares shall be conducted in the following manner:

(A)             Investor's Delivery Requirements. (i) To exchange Preferred Shares for Common Shares on any date (an "Exchange Date"), the Investor shall (A) transmit by facsimile and electronic mail, for receipt on or prior to 11:59 p.m., New York City Time, on such date, a copy of a properly completed notice of exchange executed by the registered holder of the Preferred Shares subject to such exchange in the form attached hereto as Exhibit B (the "Exchange Notice") to the applicable Company, the Parent and the Parent's designated transfer agent (the "Transfer Agent") and (B) if required by Section 4(s)(iii)(H), surrender to a common carrier for delivery to the applicable Company as soon as practicable following such date the original certificates representing the Preferred Shares being exchanged (the "Preferred Stock Certificates"). In the event that any exchange of Preferred Shares relates to an exchange of (a) the Stated Value and (b) accrued and unpaid Dividends (as defined in the Articles of Amendment), the exchanging Investor shall specify in the Exchange Notice the proportion of the Preferred Shares being exchanged which consists of (a) the Stated Value and (b) accrued and unpaid Dividends and (y) so long as the Companies are not in default under the Indenture, to require that exchange of accrued and unpaid Dividends be paid out in cash in lieu of Common Shares at the time of delivery of Exchange Shares.

(B)              Parent's Response. Upon receipt by the Parent of a copy of an Exchange Notice, the Parent shall (I) as soon as practicable, but in any event within one (1) Trading Day, send, via facsimile, a confirmation of receipt of such Exchange Notice to such Investor and the Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Exchange Notice in accordance with the terms herein and (II) on or before the third (3rd) Trading Day (the "Share Delivery Date") following the date of receipt by the Parent of such Exchange Notice, at the election of the exchanging Investor, (1) provided the Transfer Agent is participating in The Depository Trust Company ("DTC") Fast Automated Securities Transfer Program, credit such aggregate number of shares of Common Shares to which the Investor shall be entitled to the Investor's or its designee's balance account with DTC through its Deposit/Withdrawal At Custodian system, (ii) provided the Parent is CDS Eligible, credit such aggregate number of shares of Common Shares to which the Investor shall be entitled to the Investor's or its designee's balance account with Canadian Depositary Services, Inc. ("CDS") or (3) if the foregoing are not applicable, issue and deliver to the address as specified in the Exchange Notice, a certificate, registered in the name of the Investor or its designee, for the number of shares of Common Shares to which the Investor shall be entitled. If the number of Preferred Shares represented by the Preferred Stock Certificate(s) submitted for exchange, as may be required pursuant to Section 4(s)(iii)(H), is greater than the number of Preferred Shares being exchanged, then the Parent shall procure that the applicable Company, as soon as practicable and in no event later than three (3) Business Days after receipt of the Preferred Stock Certificate(s) (the "Preferred Stock Delivery Date") and at the applicable Company’s own expense, shall co-ordinate the issuance and delivery to the Investor of a new Preferred Stock Certificate representing the number of Preferred Shares not exchanged. The Person or Persons entitled to receive the shares of Common Shares issuable upon an exchange of Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Common Shares on the Exchange Date.

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 (C)              Dispute Resolution. In the case of a dispute as to the determination of the Closing Sale Price or the Exchange Rate, the Parent shall instruct the Transfer Agent to issue to the Investor the number of shares of Common Shares that is not disputed and shall transmit an explanation of the disputed determinations to the Investor via facsimile within one (1) Business Day of receipt of such Investor's Exchange Notice or other date of determination. If such Investor and the Parent are unable to agree upon the determination of the Closing Sale Price or the Exchange Rate within two (2) Business Days of such disputed determination being transmitted to the Investor, then the Parent shall within one (1) Business Day after approval of the outside accountant by the Required Holders submit via facsimile the determination of the Closing Sale Price or the Exchange Rate to the Parent's independent, outside accountant. The Parent shall cause, at the Parent's expense, the accountant to perform the determinations and notify the Parent and the Investors of the results no later than two (2) Business Days from the time it receives the disputed determinations. Such accountant's determination shall be binding upon all parties absent manifest error.

(D)             Record Holder. The Person or Persons entitled to receive the shares of Common Shares issuable upon an exchange of Preferred Shares shall be treated for all purposes as the record holder or holders of such shares of Common Shares on the Exchange Date.

(E)              Parent's Failure to Timely Exchange.

(I)                Cash Damages. If (x) within five (5) Trading Days after the Parent's receipt by facsimile copy and electronic mail of an Exchange Notice the Parent shall fail to (i) credit an Investor's balance account with DTC, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, (ii) credit such aggregate number of shares of Common Shares to which the Investor shall be entitled to the Investor's or its designee's balance account with CDS or (iii) issue and deliver a certificate to such Investor, if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program and is not CDS Eligible, in each case for the number of shares of Common Shares to which such Investor is entitled upon such Investor's exchange of Preferred Shares or (y) within five (5) Trading Days of the applicable Company's receipt of a Preferred Stock Certificate the Parent shall fail to co-ordinate the issuance and delivery of a new Preferred Stock Certificate representing the number of Preferred Shares to which such Investor is entitled pursuant to Section 4(s)(iii)(B), then in addition to all other available remedies which such holder may pursue hereunder (including indemnification pursuant to Section 9(l) thereof), the Parent shall pay additional damages to such Investor for each day after the fifth Trading Day after the date of the Exchange Notice that such exchange is not timely effected and/or each day after the fifth Trading Day after the date of the Exchange Notice that such Preferred Stock Certificate is not delivered in an amount equal to one percent (1.0%) of the product of (I) the sum of the number of shares of Common Shares not issued to the Investor on or prior to the Share Delivery Date and to which such Investor is entitled as set forth in the applicable Exchange Notice and the terms of this Agreement, and in the event the applicable Company has failed to deliver a new Preferred Stock Certificate to the Investor on or prior to the Preferred Stock Delivery Date, the number of shares of Common Shares issuable upon exchange of the Preferred Shares represented by such Preferred Stock Certificate as of the Preferred Stock Delivery Date and (II) the Closing Sale Price of the Common Shares on the Share Delivery Date, in the case of the failure to deliver Common Shares, or the Preferred Stock Delivery Date, in the case of failure to deliver a Preferred Stock Certificate. If the Parent fails to pay the additional damages set forth in this Section 4(s)(iii)(E)(I) within five (5) Trading Days of the date incurred, then the Investor entitled to such payments shall have the right at any time, so long as the Parent continues to fail to make such payments, to require the Parent, upon written notice, to immediately issue, in lieu of such cash damages, the number of shares of Common Shares equal to the quotient of (X) the aggregate amount of the damages payments described herein divided by (Y) the Exchange Price in effect on such Exchange Date as specified by the Investor in the Exchange Notice. In addition to the foregoing, if on the Share Delivery Date, the Parent shall fail to issue and deliver a certificate to an Investor, if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, or (i) credit such Investor's balance account with DTC, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program or (ii) credit such Investor's balance account with CDS, if the Transfer Agent is CDS Eligible, in each case for the number of shares of Common Shares to which such Investor is entitled upon such Investor's exchange of Preferred Shares, and if on or after such Trading Day the Investor purchases (in an open market transaction or otherwise) shares of Common Shares to deliver in satisfaction of a sale by the Investor of the shares of Common Shares issuable upon such exchange that the Investor anticipated receiving from the Parent (a "Buy-In"), then the Parent shall, within three (3) Trading Days after the Investor's request and in the Investor's discretion, either (i) pay cash to the Investor in an amount equal to the Investor's total purchase price (including brokerage commissions and out-of-pocket expenses, if any) for the shares of Common Shares so purchased (the "Buy-In Price"), at which point the Parent's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Investor a certificate or certificates representing such Common Shares and pay cash to the Investor in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Shares, times (B) the Closing Sale Price on the Exchange Date. Nothing herein shall limit an Investor's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Parent's failure to timely deliver certificates representing shares of Common Shares upon exchange of the Preferred Shares as required pursuant to the terms hereof.

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 (II)             Void Exchange Notice; Adjustment of Exchange Price. If for any reason an Investor has not received all of the shares of Common Shares to which such Investor is entitled prior to the fifth (5th) Trading Day after the Share Delivery Date with respect to an exchange of Preferred Shares, then the Investor, upon written notice to the Parent, with a copy to the Transfer Agent, may void its Exchange Notice with respect to, and retain or have returned, as the case may be, any Preferred Shares that have not been exchanged pursuant to such Investor's Exchange Notice; provided that the voiding of an Investor's Exchange Notice shall not affect the Parent's obligations to make any payments which have accrued prior to the date of such notice pursuant to Section 4(s)(iii)(E)(I) or otherwise. Thereafter, the Exchange Price of any Preferred Shares returned or retained by the Investor for failure to timely exchange shall be adjusted to the Exchange Price relating to the voided Exchange Notice, subject to further adjustment as provided in this Agreement.

(F)               Pro Rata Exchange; Disputes. In the event the Parent receives an Exchange Notice from more than one Investor for the same Exchange Date and the Parent can exchange some, but not all, of such Preferred Shares, the Parent shall exchange from each Investor electing to have Preferred Shares exchanged at such time a pro rata amount of such Investor's Preferred Shares submitted for exchange based on the number of Preferred Shares submitted for exchange on such date by such Investor relative to the number of Preferred Shares submitted for exchange on such date. In the event of a dispute as to the number of shares of Common Shares issuable to an Investor in connection with an exchange of Preferred Shares, the Parent shall issue to such Investor the number of shares of Common Shares not in dispute and resolve such dispute in accordance with Section 4(s)(iii)(C).

(G)             Exchange Cap. Unless the Parent first obtains shareholder approval in accordance with sections 604(a) and 607(g) of the TSX Company Manual, as applicable, in no circumstances shall the Parent issue Common Shares upon the exchange of Preferred Shares, and the Investors (either individually or in the aggregate, as the case may be) shall not have the right to effect an exchange of Preferred Shares or receive Common Shares upon conversion of Preferred Shares, to the extent the issuance of such Common Shares pursuant to such exchange would (i) in respect of issuances to any Investor (including any Person acting in combination or in concert with such Investor) (any Investor and any such Persons are referred to herein as an "Investor Group"), result in such Investor Group holding 19.9% or more of the issued and outstanding number of Common Shares (including, for greater certainty, securities held by the Investors prior to the date hereof)immediately after giving effect to such exchange; and (ii) in respect to all issuances hereunder in the aggregate, result in the issuance of 63,000,000 or more Common Shares (representing a maximum of 25% of the issued and outstanding number of Common Shares calculated as of immediately prior to the execution of this Agreement; provided, however, that such maximum number of Common Shares is to be adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction after the date hereof) (the percentage set forth in clause (i) or (ii), as applicable, the "Exchange Cap"). For the avoidance of doubt, any issuances that are made in contravention of the foregoing Exchange Cap shall be deemed void ab initio. For greater certainty, upon receipt of any such shareholder approval by Parent, the foregoing limitations shall not apply and Parent shall thereafter be required to issue all such Common Shares as are issuable pursuant to the terms set forth in this Agreement. Until any such requisite approval is obtained, no Investor shall be issued in the aggregate, upon exchange of Preferred Shares, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the number of Preferred Shares issued to such Investor pursuant to this Agreement on the Closing Date and the denominator of which is the aggregate number of all Preferred Shares issued to the Investors pursuant to this Agreement on the Closing Date (with respect to each such Investor, the "Exchange Cap Allocation"). In the event that any Investor shall sell or otherwise transfer any of such Investor's Preferred Shares, the transferee shall be allocated a pro rata portion of such Investor's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any Investor shall exchange all of such Investor's Preferred Shares into a number of shares of Common Shares which, in the aggregate, is less than such Investor's Exchange Cap Allocation, then the difference between such Investor's Exchange Cap Allocation and the number of Common Shares actually issued to such Investor shall be allocated to the respective Exchange Cap Allocations of the remaining Investors on a pro rata basis in proportion to the shares of Common Stock underlying the Preferred Shares then held by each such Investor.

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 (H)             Book-Entry. Notwithstanding anything to the contrary set forth herein, upon exchange of Preferred Shares in accordance with the terms hereof, the Investor shall not be required to physically surrender the certificate representing the Preferred Shares to the Parent unless (A) the full or remaining number of Preferred Shares represented by the certificate are being exchanged or (B) an Investor has provided the Parent with prior written notice (which notice may be included in an Exchange Notice) requesting reissuance of Preferred Shares upon physical surrender of any Preferred Shares. The Investor and the Parent shall maintain records showing the number of Preferred Shares so exchanged and the dates of such exchanges or shall use such other method, reasonably satisfactory to the Investor and the Parent, so as not to require physical surrender of the certificate representing the Preferred Shares upon each such exchange. In the event of any dispute or discrepancy, such records of the Parent establishing the number of Preferred Shares to which the record holder is entitled shall be controlling and determinative in the absence of manifest error. Notwithstanding the foregoing, if Preferred Shares represented by a certificate are exchanged as aforesaid, an Investor may not transfer the certificate representing the Preferred Shares unless such Investor first physically surrenders the certificate representing the Preferred Shares to the Parent, whereupon the Parent will forthwith issue and deliver upon the order of such Investor a new certificate of like tenor, registered as such Investor may request, representing in the aggregate the remaining number of Preferred Shares represented by such certificate. An Investor and any assignee, by acceptance of a certificate, acknowledge and agree that, by reason of the provisions of this paragraph, following exchange of any Preferred Shares, the number of Preferred Shares represented by such certificate may be less than the number of Preferred Shares stated on the face thereof.

(iv)             Adjustments to Exchange Price. The Exchange Price will be subject to adjustment from time to time as provided in this Section 4(s)(iv).

(A)             Adjustment of Exchange Price upon Issuance of Common Shares. If and whenever on or after the Closing Date, the Parent issues or sells, or in accordance with this Section 4(s)(iv)(A) is deemed to have issued or sold, any shares of Common Shares (including the issuance or sale of shares of Common Shares owned or held by or for the account of the Parent, but excluding any Excluded Securities) for a consideration per share (the "New Issuance Price") less than a price (the "Applicable Price") equal to the Exchange Price in effect immediately prior to such issuance or sale (a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exchange Price then in effect shall be reduced to an amount equal to the New Issuance Price, provided however, that unless otherwise approved by shareholders of Parent, (a) the adjusted Exchange Price shall not be lower than the USD equivalent of CAD 0.63 (as such price is adjusted for any stock split, stock combination, reclassification or similar transaction after the date hereof), based on the arithmetic average of the CAD/USD exchange rates over the five Trading Days prior to the Closing Date, and (b) for greater certainty, the number of Common Shares issuable pursuant to Preferred Shares using the adjusted Exchange Price shall remain subject to the Exchange Cap as contemplated in Section 4(s)(iii)(G). For purposes of determining the adjusted Exchange Price under this Section 4(s)(iv)(A), the following shall be applicable:

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 (I)                Issuance of Options. If the Parent in any manner grants or sells any Options and the lowest price per share for which one share of Common Shares is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Applicable Price, then each such share of Common Shares underlying such Option shall be deemed to be outstanding and to have been issued and sold by the Parent at the time of the granting or sale of such Option for such price per share. For purposes of this Section 4(s)(iv)(A)(I), the "lowest price per share for which one share of Common Shares is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Parent with respect to any one share of Common Shares upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Exchange Price shall be made upon the actual issuance of such share of Common Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Shares upon conversion or exchange or exercise of such Convertible Securities.

(II)             Issuance of Convertible Securities. If the Parent in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of Common Shares is issuable upon such conversion or exchange or exercise thereof is less than the Applicable Price, then each such share of Common Shares underlying such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Parent at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 4(s)(iv)(A)(II), the "lowest price per share for which one share of Common Shares is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Parent with respect to any one share of Common Shares upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security. No further adjustment of the Exchange Price shall be made upon the actual issuance of such share of Common Shares upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Exchange Price had been or are to be made pursuant to other provisions of this Section 4(s)(iv)(A)(II), no further adjustment of the Exchange Price shall be made by reason of such issue or sale.

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 (III)          Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any Convertible Securities are exchangeable into or exchangeable or exercisable for Common Shares changes at any time, the Exchange Price in effect at the time of such change shall be adjusted to the Exchange Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 4(s)(iv)(A)(III), if the terms of any Option or Convertible Security that was outstanding as of the Closing Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Exchange Price then in effect.

(IV)          Calculation of Consideration Received. In case any Option is issued in connection with the issue or sale of other securities of the Parent, together comprising one integrated transaction, (x) the Options will be deemed to have been issued for the Option Value and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued for the difference of (I) the aggregate consideration received by the Parent, less (II) the Option Value. If any Common Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received or receivable therefor will be deemed to be the net amount received by the Parent therefor. If any Common Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Parent will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Parent will be the Closing Sale Price of such securities on the date of receipt of such securities. If any Common Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Parent is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Parent and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Parent and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Parent.

(V)             Record Date. If the Parent takes a record of the holders of Common Shares for the purpose of entitling them (I) to receive a dividend or other distribution payable in Common Shares, Options or in Convertible Securities or (II) to subscribe for or purchase Common Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Common Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

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(B)              Adjustment of Exchange Price upon Subdivision or Combination of Common Shares. If the Parent at any time after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Shares into a greater number of shares, the Exchange Price in effect immediately prior to such subdivision will be proportionately reduced. If the Parent at any time after the Closing Date combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Shares into a smaller number of shares, the Exchange Price in effect immediately prior to such combination will be proportionately increased.

(C)              Other Events. If any event occurs of the type contemplated by the provisions of this Section 4(s)(iv) but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Parent's Board of Directors will make an appropriate adjustment in the Exchange Price so as to protect the rights of the Investors; provided that no such adjustment will increase the Exchange Price as otherwise determined pursuant to this Section 4(s)(iv).

(D)             Voluntary Adjustment By Parent. Subject to the rules of the TSX, the Parent may at any time reduce the then current Exchange Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Parent.

(v)               Notices.

(A)             Immediately upon any adjustment of the Exchange Price pursuant to Section 4(s)(iv), the Parent will give written notice thereof to each Investor, setting forth in reasonable detail, and certifying, the calculation of such adjustment. In the case of a dispute as to the determination of such adjustment, then such dispute shall be resolved in accordance with the procedures set forth in Section 4(s)(iii)(C).

(B)              Subject to Applicable Securities Laws, the Parent will give written notice to each Investor at least ten (10) Business Days prior to the date on which the Parent closes its books or takes a record (I) with respect to any dividend or distribution upon the Common Shares, (II) with respect to any pro rata subscription offer to holders of Common Shares or (III) for determining rights to vote with respect to any Fundamental Transaction or Liquidation Event, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such Investor.

(C)              The Parent will also give written notice to each Holder at least ten (10) Business Days prior to the date on which any Fundamental Transaction or Liquidation Event will take place, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such Investor.

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(vi)             As used in this Section 4(s), the following terms have the following meanings:

"Approved Stock Plan" means any employee benefit plan which has been approved by the Board of Directors of the Parent, pursuant to which the Parent's securities may be issued to any employee, officer or director for services provided to the Parent or any of its Subsidiaries.

"Bloomberg" means Bloomberg Financial Markets.

"Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the TSX, as reported by Bloomberg, or, if the TSX begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if the TSX is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the OTC Link or "pink sheets" by OTC Markets Group Inc. (formerly Pink OTC Markets Inc.). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Parent and the Required Holders. If the Parent and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to section 4(s)(iii)(C). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction during the applicable calculation period.

"Common Securities" means the Common Shares, the Namoya Company Common Shares and the Twangiza Common Shares.

"Convertible Securities" means any stock or securities (other than Options) directly or indirectly convertible into or exchangeable or exercisable for Common Shares.

"Exchange Amount" means the sum of (A) the Stated Value and (B) accrued and unpaid Dividends, if any.

"Exchange Price" means (i) with respect to Stated Value US$ 0.720396218, subject to adjustment as provided herein and (ii) with respect to accrued and unpaid Dividends, the market price (based on the volume weighted average trading price for the five days immediately prior to the date of exchange) of the Common Shares at the date such Dividends accrued, as such market price is determined in accordance with the TSX Company Manual.

"Excluded Securities" means any Common Shares issued or issuable or deemed to be issued in accordance with Section 4(s)(iv) hereof by the Parent: (A) under any Approved Stock Plan; (B) in respect of an exchange of the Preferred Shares in accordance herewith; provided, that the provisions relating to the Preferred Shares are not amended, modified or changed on or after the Subscription Date; and (C) upon conversion, exercise or exchange of any Options or Convertible Securities which are outstanding on the day immediately preceding the Closing Date, provided that such issuance of Common Shares upon exercise of such Options or Convertible Securities is made pursuant to the terms of such Options or Convertible Securities in effect on the date immediately preceding the Closing Date and such Options or Convertible Securities are not amended, modified or changed on or after the Closing Date.

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"Fundamental Transaction" means (i) that the Parent or either Company, as the case may be, shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, (a) consolidate or merge with or into (whether or not the Parent or such Company, as applicable, is the surviving corporation) another Subject Entity, or (b) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Parent, or such Company, as applicable, or any of their respective "significant subsidiaries" (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (c) make, or allow one or more Subject Entities to make, or allow the Parent or such Company, as applicable, to be subject to or have its respective Common Securities be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (1) 50% of the outstanding Common Securities of the Parent or such Company, as the case may be, (2) 50% of the outstanding Common Securities of the Parent or such Company, as applicable, calculated as if any Common Securities of the Parent or such Company, as applicable, held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (3) such number of Common Securities of the Parent or such Company, as applicable, such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Securities of the Parent or such Company, as applicable, or (d) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby such Subject Entities, individually or in the aggregate, acquire, either (1) at least 50% of the outstanding shares of Common Securities of the Parent or such Company, as applicable, (2) at least 50% of the outstanding Common Securities of the Parent or such Company, as applicable, calculated as if any Common Securities of the Parent or such Company, as applicable, held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such share purchase agreement or other business combination were not outstanding; or (3) such number of Common Securities of the Parent or such Company, as applicable, such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding Common Securities of the Parent or such Company, as applicable, or (e) reorganize, recapitalize or reclassify the Common Securities, (ii) that the Parent or either Company, as the case may be, shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Common Securities of the Parent or such Company, as applicable, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (a) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Securities of the Parent or such Company, as applicable, (b) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Securities of the Parent or such Company, as applicable, not held by all such Subject Entities as of the date of this Agreement calculated as if any Common Securities of the Parent or such Company, as applicable, held by all such Subject Entities were not outstanding, or (c) a percentage of the aggregate ordinary voting power represented by issued and Common Securities of the Parent or such Company, as applicable, or other equity securities of the Parent or such Company, applicable, sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Parent or such Company, as applicable, to surrender their respective Common Securities without approval of the shareholders of the Parent or such Company, as applicable, or (iii) that the Parent or such Company directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, issues of or enters into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

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"Group" means a "group" as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

"Insolvency Event” means (i) the winding-up of either Namoya or Twangiza or the institution by either Namoya or Twangiza of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent to the institution by either Namoya or Twangiza of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution, reorganization, or winding-up in respect of either Namoya or Twangiza under any bankruptcy, insolvency or analogous laws, including without limitation the Bankruptcy and Insolvency Act (Barbados) insolvency statute, and the failure by Namoya or Twangiza, as applicable, to contest in good faith any such proceedings commenced in respect of Namoya or Twangiza, as applicable, within thirty (30) days of becoming aware thereof, or the consent by Namoya or Twangiza, as applicable, to the filing of any such petition or to the appointment of a receiver, or (iii) the making by either Namoya or Twangiza of a general assignment for the benefit of creditors, or the admission in writing by either Namoya or Twangiza of its inability to pay its debts generally as they become due.

"Option Value" means the value of an Option based on the Black and Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the issuance of the applicable Option, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to 100%, (iii) the underlying price per share used in such calculation shall be the highest Weighted Average Price during the period beginning on the day prior to the execution of definitive documentation relating to the issuance of the applicable Option and ending on (A) the Trading Day immediately following the public announcement of such issuance, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iv) a zero cost of borrow, and (v) a 360 day annualization factor.

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"Options" means any rights, warrants or options to subscribe for or purchase (i) Common Shares or (ii) Convertible Securities.

"Stated Value" means $1,000.

“Subject Entity" means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.

"Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the TSX during the period beginning at 9:30:01 a.m., New York Time (or such other time as the TSX publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as the TSX publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the OTC Link or "pink sheets" by OTC Markets Group Inc. (formerly Pink OTC Markets Inc.). If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Parent and the Investor. If the Parent and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to 4(s)(iii)(C) with the term "Weighted Average Price" being substituted for the term "Exchange Rate.". All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction during the applicable calculation period.

(t)                 Assumption; Other Corporate Events.

(i)                 Neither the Parent nor either Company shall enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Parent or such Company, as applicable, under this Agreement and the other Transaction Documents in accordance with the provisions of this Section 4(t) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each Investor of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the respective Articles of Amendment including, without limitation, having a stated value equal to the Stated Value of the Preferred Shares held by such Investor and having similar ranking to the Preferred Shares, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common shares are quoted on or listed for trading on any of the Principal Markets, The New York Stock Exchange, Inc., The NASDAQ Global Select Market or The NASDAQ Global Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of the respective Articles of Amendment referring to the "Company" and the provisions of Section 4(s) of this Agreement referring to the "Parent" shall refer instead to the Successor Entity), and may exercise every right and power of the Parent or the applicable Company and shall assume all of the obligations of the Parent under Section 4(s) and of the Companies under the respective Articles of Amendment with the same effect as if such Successor Entity had been named as the Parent herein. Upon consummation of the Fundamental Transaction with a Successor Entity whose stock is publicly traded, such Successor Entity shall deliver to the Investor confirmation that there shall be issued upon exchange of the Preferred Shares at any time after the consummation of the Fundamental Transaction, in lieu of the shares of Common Shares (or other securities, cash, assets or other property) issuable upon the exchange of the Preferred Shares prior to such Fundamental Transaction (without regard to any limitations on the exchange of the Preferred Shares, including without limitation, the Exchange Cap, if applicable), such shares of publicly traded common shares (or their equivalent) of the Successor Entity, as adjusted in accordance with the provisions of Section 4(s), which the Investor would have been entitled to receive had such Investor exchanged the Preferred Shares in full (without regard to any limitations on exchange, including without limitation, the Exchange Cap, if applicable) immediately prior to such Fundamental Transaction (provided, however, to the extent that an Investor's right to receive any such shares of publicly traded common shares (or their equivalent) of the Successor Entity would result in such Investor and its other Attribution Parties exceeding the Exchange Cap, if applicable, then such Investor shall not be entitled to receive such shares to such extent (and shall not be entitled to beneficial ownership of such shares of publicly traded common shares (or their equivalent) of the Successor Entity as a result of such consideration to such extent) and the portion of such shares shall be held in abeyance for such Investor until such time or times, as its right thereto would not result in such Investor and its other Attribution Parties exceeding the Exchange Cap, at which time or times such Investor shall be delivered such shares to the extent as if there had been no such limitation). The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the exchange of Preferred Shares. For purposes of this Section 4(t)(i), "Attribution Parties" means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the date hereof, directly or indirectly managed or advised by the Investor's investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Investor or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group (as defined in Section 4(s)(vi)) together with the Investor or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Common Shares would or could be aggregated with the Investor's and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Investor and all other Attribution Parties to the Exchange Cap.

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(ii)               In addition to and not in substitution for any other rights hereunder, prior to the occurrence or consummation of any Fundamental Transaction pursuant to which holders of shares of Common Shares are entitled to receive securities, cash, assets or other property with respect to or in exchange for shares of Common Shares (a "Corporate Event"), the Parent shall make appropriate provision to insure that, and any applicable Successor Entity or Successor Entities shall ensure that, and it shall be a required condition to the occurrence or consummation of such Corporate Event that, each Investor will thereafter have the right to receive upon exchange of the Preferred Shares at any time after the occurrence or consummation of the Corporate Event, shares of Common Shares or Successor Capital Stock or, if so elected by the Investor, in lieu of the shares of Common Shares (or other securities, cash, assets or other property) purchasable upon the exchange of the Preferred Shares prior to such Corporate Event (but not in lieu of such items still issuable under Sections 4(p) and 4(q), which shall continue to be receivable on the Common Shares or on the shares of stock, securities, cash, assets or any other property otherwise receivable with respect to or in exchange for shares of Common Shares), such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights and any shares of Common Shares) which the Investor would have been entitled to receive upon the occurrence or consummation of such Corporate Event or the record, eligibility or other determination date for the event resulting in such Corporate Event, had the Preferred Shares been converted immediately prior to such Corporate Event or the record, eligibility or other determination date for the event resulting in such Corporate Event (without regard to any limitations on conversion of the Preferred Shares). Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Required Holders. The provisions of this Section 4(t)(ii) shall apply similarly and equally to successive Corporate Events.

(iii)             All terms used in this Section 4(t) and not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Articles of Amendment.

(u)               Noncircumvention. The Parent and each Company hereby covenant and agree that the Parent and such Company will not, directly or indirectly, by amendment of its articles, bylaws and other constating documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, formation of Subsidiaries or other Persons, incurrence of obligations by any Affiliate, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement or the respective Articles of Amendment, and will at all times in good faith carry out all of the provisions of this Agreement and the respective Articles of Amendment and take all action as may be required to protect the rights of the Investors.

(v)               Limited Guarantee. The Parent hereby irrevocably and unconditionally, as primary obligor and not merely as surety, guarantees the full and prompt payment when due, and agrees to cause the timely performance when due of all of the obligations of the Companies in respect of the Change of Control Redemption Price, the Triggering Event Redemption Price, the Liquidation Preference and the Dividends (in each case as defined in the Articles of Amendment). The foregoing guaranty is an unconditional guarantee of payment and not collection and is in no way conditioned upon any requirement that the Investors first attempt to collect any amounts from the Companies or resort to any security or other means of collecting payments. In connection with the foregoing, the Parent waives all defenses and discharges it may have or otherwise be entitled to as a guarantor or surety and further waives presentment for payment or performance, notice of nonpayment or nonperformance, demand, diligence or protest; provided that the Parent shall retain all defenses to the obligations that are available to the Companies under the respective Articles of Amendment.

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(w)             Restriction on Redemption. Until all of the Preferred Shares have been exchanged, redeemed or otherwise satisfied in accordance with their terms, the Parent shall not, and the Parent shall not permit any of its Subsidiaries to, directly or indirectly, redeem or repurchase its Equity Interests, or permit any Subsidiary to redeem or repurchase its Equity Interests (except on a pro rata basis among all holders thereof) without the prior express written consent of the Required Holders. As used herein, "Equity Interests" means (i) all shares of capital stock (whether denominated as common shares or preferred stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting and (ii) all securities convertible into or exchangeable for any of the foregoing and all warrants, options or other rights to purchase, subscribe for or otherwise acquire any of the foregoing, whether or not presently convertible, exchangeable or exercisable.

(x)               Change in Nature of Business. The Parent shall not make, or permit any of its Subsidiaries to make, any change in the nature of its business as described in the Parent's most recent Annual Report filed on Form 40-F with the SEC. Neither the Parent nor either Company shall modify its corporate structure or purpose. The Companies and the Parent shall conduct any and all business and operations solely through (i) the Operating Subsidiaries and (ii) Banro Congo Mining SARL, Lugushwa Mining SARL and Kamituga Mining SARL; provided that the Companies and the Parent shall conduct all operations relating to the Namoya mining project solely through Namoya Mining SARL and shall conduct all operations relating to the Twangiza mining project solely through Twangiza Mining SARL.

(y)               Fundamental Changes; Dispositions. Neither the Companies nor the Parent shall allow the winding-up, liquidation or dissolution, or merger, consolidation or amalgamation of any Operating Subsidiary with any Person, or conveyance, sale, lease or sublease, transfer or other disposition of, whether in one transaction or a series of related transactions, all or any part of the business, property, operations or assets of any Operating Subsidiary, whether now owned or hereafter acquired (or agree to do any of the foregoing), or permit any of any Operating Subsidiary to do any of the foregoing; provided, however, that any Operating Subsidiary may (A) sell inventory in the ordinary course of business consistent with past practice, (B) dispose of obsolete or worn-out equipment in the ordinary course of business, and (C) sell or otherwise dispose of other property or assets for cash in an aggregate amount not less than the fair market value of such property or assets, provided that the net cash proceeds of such dispositions in the case of clauses (B) and (C) above, do not exceed $500,000 in the aggregate in any fiscal year. As used herein, "Operating Subsidiary" means Namoya Mining SARL or Twangiza Mining SARL.

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(z)                Maintenance of Properties, Etc. The Parent shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(aa)            Maintenance of Insurance. The Parent shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(bb)           Transactions with Affiliates. The Parent shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate (as defined in the Articles of Amendment) (for the avoidance of doubt, including, but not limited to, Delrand), except in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and, except with respect to transactions solely among the Parent any direct or indirect Subsidiaries of the Parent of which 100% of the common equity securities are owned by the Parent, on terms no less favorable to the Parent or its Subsidiaries than would be obtainable in a comparable arm's length transaction with a Person that is not an Affiliate thereof.

(cc)            Issuance of Capital Stock. Each Company and the Parent shall not, and shall not permit any of their respective direct or indirect Subsidiaries to, without first obtaining the affirmative vote or written consent of the Required Holders, create, or authorize the creation of, or issue or obligate itself to issue additional or other classes of shares, capital stock or securities exchangeable for or convertible or exercisable into shares of either Company or the Parent, as applicable, if such shares rank senior or pari passu with the Preferred Shares in respect of the preferences as to distributions, the payment of dividends and payments upon a Liquidation Event or if such shares in any manner impede the right of the Preferred Shares to receive its Liquidation Preference pursuant to the terms of the respective Articles of Amendment.

(dd)          No Conflicts with Barbados Law. The execution, delivery and performance of the Transaction Documents to which each Company is or is to be a party and the consummation by the Companies of the transactions contemplated hereby and thereby shall not contravene its Articles of Amendment in the form attached as Exhibits A-1 and A-2 or the Act.

(ee)            Barbados Subco. Parent shall at all times directly or indirectly hold all of the issued and outstanding shares in the capital of Banro Group (Barbados) Limited ("Barbados Subco"), except for the preferred shares in the capital of Barbados Subco held by Blackrock World Mining Trust PLC.

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(ff)             Filings in Barbados. Each Company shall make all necessary filings related to the filing of the respective Articles of Amendment to create the Preferred Shares and the issue of a Certificate of Amendment by the Registrar, Corporate Affairs and Intellectual Property Office, Barbados.

(gg)           Liquidation, Dissolution or Winding-Up. The Parent shall not exercise and shall not permit any of its affiliates to exercise its vote as a shareholder of Barbados Subco to initiate the voluntary liquidation, dissolution or winding up of Barbados Subco nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Barbados Subco.

(hh)           International Business Company. The Parent shall cause Barbados Subco to remain a duly licensed International Business Company as defined under Barbados law.

(ii)               Replacement Agreement. If the Required Holders request that this Agreement be replaced with an equivalent agreement with the same rights for Investors but with a trustee to hold the benefit of such rights for the Investors, the Parent shall use reasonable commercial efforts to enter into such a replacement agreement with a trustee, including causing the Companies to become a party to such an agreement, which agreement will be subject to the approval of the Required Holders in accordance with Section 9(e) and the cost of such agreement shall be borne by the Companies.

(jj)               Formation of Subsidiaries. The Parent shall not form any direct or indirect Subsidiaries following the date of this Agreement.

(kk)           Exchange Rights. Prior to the Closing, the Parent shall contribute the respective Exchange Rights to Namoya and Twangiza.

(ll)               Redemptions of Preferred Shares. To the extent redemptions required by Section 2.6 of the respective Articles of Amendment are deemed or determined by a court of competent jurisdiction to be prepayments of the Preferred Shares by the Companies, such redemptions shall be deemed to be voluntary prepayments. The Investors and the Companies agree that in the event of the redemption by either Company of any Preferred Shares under Section 2.6 of the respective Articles of Amendment, each Investor's damages would be uncertain and difficult to estimate because of the parties' inability to predict future dividend rates and the uncertainty of the availability of a suitable substitute investment opportunity for each such Investor. Accordingly, any redemption premium due under Section 2.6 of the respective Articles of Amendment is intended by the parties to be, and shall be deemed, a reasonable estimate of each such Investor's actual loss of its investment opportunity and not as a penalty. If either Company is unable to redeem all of the Preferred Shares submitted for redemption pursuant to Section 2.6 of the respective Articles of Amendment, such Company shall (i) redeem an amount from each Investor equal to such Investor's pro rata amount of the Preferred Shares outstanding multiplied by the total number of Preferred Shares to be redeemed from all Investors and (ii) in addition to any remedy such Investor may have under this Agreement and the respective Articles of Amendment, pay to each Investor interest at the rate of one and one-half percent (1.5%) per month (prorated for partial months) in respect of each unredeemed Preferred Shares until paid in full.

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(mm)       Redemption Disputes. In the event of a dispute as to determination of the arithmetic calculation of a Redemption Price (as defined in the Articles of Amendment), the applicable Company shall transmit an explanation of the disputed determinations or arithmetic calculations to such Investor via facsimile within one (1) Business Day of receipt of such Investor's Redemption Notice (as defined in the Articles of Amendment) or other date of determination. If such Investor and such Company are unable to agree upon the determination of the arithmetic calculation of a Redemption Price within two (2) Business Days of such disputed determination or arithmetic calculation being transmitted to such Investor, then such Company shall within one (1) Business Day submit via facsimile the disputed arithmetic calculation of the Redemption Price to any "big four" international accounting firm. The applicable Company shall cause, at such Company's expense, the accountant to perform the determinations or calculations and notify such Company and the Investors of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant's determination or calculation, as the case may be, shall be binding upon all parties absent error.

(nn)           Lost or Stolen Preferred Share Certificates. Upon receipt by either Company of evidence reasonably satisfactory to such Company of the loss, theft, destruction or mutilation of any certificates representing the Preferred Shares, and, in the case of loss, theft or destruction, of an indemnification undertaking by the holder thereof to such Company in customary form and, in the case of mutilation, upon surrender and cancellation of any certificates representing the Preferred Shares, such Company shall execute and deliver new preferred share certificate(s) of like tenor and date.

(oo)           Shareholder Matters. Any shareholder action, approval or consent required, desired or otherwise sought by either Company pursuant to the Act (as defined in the Articles of Amendment), this Agreement, the respective Articles of Amendment or otherwise with respect to the issuance of the Preferred Shares may be effected by resolutions in writing in lieu of a meeting of such Company's shareholders or at a duly called meeting of such Company's shareholders, all in accordance with the applicable rules and regulations of the Act (as defined in the Articles of Amendment). This provision is intended to comply with the applicable sections of the Act permitting shareholder action, approval and consent affected by resolutions in writing in lieu of a meeting.

(pp)           Change of Control. Neither the Parent nor Namoya nor Twangiza shall enter into, or agree to enter into, any transaction that constitutes a "Change of Control" as such term is defined in the Articles of Amendment, except to the extent that such Change of Control constitutes an Indenture Change of Control (as defined in the Articles of Amendment).

(qq)           Exchange Shares Freely Tradable. Upon an exchange of the Preferred Shares for Common Shares, the Exchange Shares shall (i) be delivered to each Buyer in accordance with Section 4(s), (ii) be DTC Eligible (if required pursuant to Section 4(rr)) or CDS Eligible and (iii) be freely tradable on the TSX from and after the date that is four months and one day after the Closing Date.

(rr)              DTC and CDS Eligibility. From and after the date that is four months and one day after the Closing Date until such time as no Preferred Shares are outstanding, the Parent shall cause the Common Shares to be eligible to be deposited in certificate form at DTC, cleared and converted into electronic shares by DTC and held in the name of the clearing firm servicing each Investor's brokerage firm for the benefit of such Investor ("DTC Eligible"). Until such time as no Preferred Shares are outstanding, the Parent shall cause the Common Shares to be eligible to be deposited in certificate form at CDS, cleared and converted into electronic shares by CDS and held in the name of the clearing firm servicing each Investor's brokerage firm for the benefit of such Investor ("CDS Eligible").

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(ss)             Repayment of Loans. On or prior to February 27, 2016, the Parent shall repay to the Companies the entire portion of the Purchase Price which the Parent borrowed from the Companies as of the Closing Date.

(tt)              Closing Documents. On or prior to fourteen (14) calendar days after the Closing Date, the Parent agrees to deliver, or cause to be delivered, to each Buyer and Schulte Roth & Zabel LLP a complete closing set of the executed Transaction Documents, Securities and any other documents required to be delivered to any party pursuant to Section 7 hereof or otherwise.

5.             REGISTER; TRANSFER AGENT INSTRUCTIONS.

(a)                Register. Each Company and the Parent shall maintain at its principal executive offices (or such other office or agency as it may designate by notice to each holder of Securities), a register (the "Register") for the Preferred Shares in which the Companies and the Parent shall record the name and address of the Person in whose name the Preferred Shares have been issued (including the name and address of each transferee), the Stated Value of Preferred Shares held by such Person, and the number of Exchange Shares issuable upon exchange of the Preferred Shares. Each Company and the Parent shall keep the Register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

(b)               Transfer Agent Instructions. The Parent shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, in the form Exhibit B attached hereto (the "Irrevocable Transfer Agent Instructions") to issue certificates or credit shares to the applicable balance accounts at DTC or CDS registered in the name of each Buyer or its respective nominee(s), for the Exchange Shares to be issued upon exchange of the Preferred Shares in such amounts as specified from time to time by each Buyer to the applicable Company upon exchange of the Preferred Shares. The Parent warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(b) hereof, will be given by the Parent to its transfer agent with respect to the Securities, and that the Securities shall otherwise be freely transferable on the books and records of the Parent and the applicable Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(b), the Parent and the applicable Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC or CDS in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. Each of the Parent, Namoya and Twangiza acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Parent, Namoya and Twangiza acknowledge that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Parent, Namoya or Twangiza of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

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6.             CONDITIONS TO EACH COMPANY'S AND THE PARENT'S OBLIGATION TO SELL.

The obligation of each Company hereunder to issue and sell the Preferred Shares to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Company's and the Parent's sole benefit and may be waived by the Companies and the Parent at any time in their sole discretion by providing each Buyer with prior written notice thereof:

(i)                 Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Companies and the Parent.

(ii)               Such Buyer shall have delivered to the Parent the Purchase Price for the Preferred Shares being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Parent.

(iii)             The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct in all material respects as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

7.             CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

The obligation of each Buyer hereunder to purchase the Preferred Shares and the Exchange Right(s) at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Parent and the Companies with prior written notice thereof:

(a)                Each of Namoya and Twangiza shall have duly executed and delivered to such Buyer (A) each of the Transaction Documents, (B) certificates representing the Preferred Shares (in such numbers as is set forth across from such Buyer's name in columns (3) and (5) of the Schedule of Buyers), being purchased by such Buyer at the Closing pursuant to this Agreement and (C) the Exchange Rights.

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(b)               Each of Namoya and Twangiza shall have received the Exchange Rights from the Parent and shall be authorized to sell, transfer and deliver the Exchange Rights to each Buyer.

(c)                The Parent shall have duly executed and delivered to such Buyer, to the extent it is a party thereto, each of the Transaction Documents.

(d)               Such Buyer shall have received the opinion of Norton Rose Fulbright Canada LLP, the Parent's outside Canadian counsel, dated as of the Closing Date, in substantially the form of Exhibit C-1 attached hereto.

(e)                Such Buyer shall have received the opinion of Clarke Gittens Farmer, each Company's outside Barbados counsel, dated as of the Closing Date, in substantially the form of Exhibit C-2 attached hereto.

(f)                Such Buyer shall have received the opinion of Dorsey & Whitney LLP, each Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit C-3 attached hereto.

(g)               Such Buyer shall have received corporate and title opinions of Djunga & Risasi, the Parent's counsel in the DRC respecting ownership of Banro's Subsidiaries listed in Schedule "A" and the mineral titles respecting the Material Properties held by them, in substantially the form of Exhibit C-4 attached hereto.

(h)               Parent shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form set forth of Exhibit B attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Parent's transfer agent.

(i)                 The Parent shall have delivered to such Buyer a certificate of compliance with the CBCA of the Parent, and each Company shall have delivered to such Buyer a certificate evidencing (i) the formation and status of such Company in such Company's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) days of the Closing Date and (ii) the absence of a default of the Parent's reporting issuer status.

(j)                 The Parent shall have delivered to such Buyer a certificate evidencing the Parent's qualification as a foreign corporation (if applicable) and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Parent conducts business and is required to so qualify, as of a date within ten (10) days of the Closing Date.

(k)               The Parent shall have delivered to such Buyer a certified copy of the Articles of Incorporation of the Parent, and each Company shall have delivered to such Buyer a certified copy of its Certificate and Articles of Amendment, in each case as certified by the Secretary of State (or equivalent) in the applicable jurisdiction of incorporation within ten (10) days of the Closing Date.

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(l)                 The Parent shall have delivered to such Buyer a certificate, executed by the Secretary of the Parent, and each Company shall have delivered to such Buyer a certificate, executed by the Secretary of each Company, in each case dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by such entity's board of directors in a form reasonably acceptable to the Buyer, (ii) the articles, bylaws and other constating documents of each of the Parent and each Company, in each case as in effect at the Closing, of each such entity and (iii) incumbency, in the form attached hereto as Exhibit D.

(m)             The representations and warranties of each Company and the Parent shall be true and correct as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and each Company and the Parent shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Company or the Parent at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of each Company and the Parent, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit E.

(n)               The Parent shall have delivered to such Buyer a letter from the Parent's transfer agent certifying the number of shares of Common Shares outstanding as of a date within five (5) days of the Closing Date.

(o)               The Common Shares (i) shall be designated for quotation or listed on the Principal Markets and (ii) shall not have been suspended, as of the Closing Date, by the SEC, the CSA or the Principal Markets from trading on the Principal Markets nor shall suspension by the SEC, the CSA or the Principal Markets have been threatened, as of the Closing Date, either (A) in writing by the SEC, the CSA or the Principal Markets or (B) by falling below the minimum listing maintenance requirements of the Principal Markets.

(p)               The Parent shall have delivered to each Buyer a lock-up agreement in the form attached hereto as Exhibit F executed and delivered by each of the Persons listed on Schedule 7(ix) (collectively, the "Lock-Up Agreements").

(q)               The Namoya Articles of Amendment and the Twangiza Articles of Amendment in the form attached here to as Exhibits A-1 and A-2, respectively, shall have been filed with the Corporate Affairs and Intellectual Property Office ("CAIPO") and the Articles of Amendment shall have been issued by the Registrar, CAIPO.

(r)                 Each Company and the Parent shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(s)                The approval of the Principal Markets for the issuance of the Securities contemplated hereby and conditional listing of the Exchange Shares shall have been obtained.

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(t)                 Neither the Parent nor any of its Subsidiaries shall have received any notice (whether written or oral) from the Ministry of Mines in the DRC or any other governmental authority of the DRC (the "DRC State"), whether pursuant to any ongoing or proposed title review proceedings with the DRC State or otherwise, which in the opinion of such Buyer, withdraws or purports to withdraw any benefits currently held by the Parent pursuant to its mining convention with the DRC State (including with regard to exemptions granted to the Parent under the taxation laws, import and export laws and royalty laws under the terms of such convention).

(u)               The Parent and each Company shall have adopted a hedging program satisfactory to the Required Holders in their sole discretion relating to the period from March 2014 through August 2014.

(v)               Each Company and the Parent shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

8.             TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to either Company's, the Parent's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date by delivering a written notice to that effect to each other party to this Agreement and without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 due to any breach of a representation, warranty, covenant or agreement by either Company or the Parent, the Parent shall remain obligated to reimburse the non breaching Buyer for the expenses described in Section 4(g) above.

9.             MISCELLANEOUS.

(a)                Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Each Company and the Parent hereby appoint CT Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

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(b)               Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or e-mail signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or e-mail signature.

(c)                Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)               Severability. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(e)                Entire Agreement; Amendments.

(i)                 This Agreement and the other Transaction Documents supersede all other prior oral or written agreements among the Buyers, each Company, the Parent, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, none of the Parent, either Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each Company, the Parent and the holders of at least a majority of the Preferred Shares (the "Required Holders"); provided that any such amendment or waiver that complies with the foregoing but that disproportionately, materially and adversely affects the rights and obligations of any Buyer relative to the comparable rights and obligations of the other Buyers shall require the prior written consent of such adversely affected Buyer. Any amendment or waiver effected in accordance with this Section 9(e) shall be binding upon each Buyer and holder of Securities and each Company. Neither of the Companies nor the Parent has, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, each Company and the Parent confirm that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Parent, either Company or otherwise.

48

(ii)               In addition to the provisions in the respective Articles of Amendment with respect to Preferred Shares, such Preferred Shares shall be subject to and be entitled to the benefit of the provisions set forth in the Articles of each Company with respect to preferred shares of the applicable Company generally; provided, however, that in the event of any conflict between such provisions, the provisions set forth in the respective Articles of Amendment shall control. Unless otherwise required by law, any and all provisions of the respective Articles of Amendment may be amended or waived by an instrument in writing signed by the applicable Company and the Required Holders and any amendment or waiver to the respective Articles of Amendment made in conformity with the provisions of this Section 9(e)(ii) shall be binding on all Investors.

(iii)             To the extent that any provisions of this Agreement conflicts with or is at variance with either Articles of Amendment, this Agreement shall control.

(iv)             The Parent for and on behalf of itself and each of its affiliates covenants and agrees that:

(A)             it shall vote or cause to be voted all shares of capital stock owned directly or indirectly by it (other than any capital stock of the Parent owned by Parent or its affiliates) to accomplish and give effect to the terms and conditions of this Agreement; and

(B)              in the event of any conflict between the provisions of this Agreement and either Articles of Amendment, it shall vote or cause to be voted all shares of capital stock owned directly or indirectly by it as provided in this Agreement and so as to cause either (1) the Articles of Amendment of a Company to be amended to resolve any such conflict in favor of the provisions of this Agreement, and/or (2) otherwise to give effect to the terms hereof to the extent not limited or restricted by the Articles of Incorporation or applicable law.

(v)               Each Company (for and on behalf of itself and each of its Subsidiaries), by its execution hereof acknowledges that it has actual notice of the terms of this Agreement, consents hereto and covenants (for and on behalf of itself and each of its Subsidiaries), that it will at all times during the term of this Agreement be governed by the terms and provisions hereof in carrying out its business and affairs and accordingly shall give or shall cause to be given such notices, execute or cause to be executed such documents and do or cause to be done all such acts, matters and things as may from time to time be necessary or required to carry out the terms and intent hereof, subject to the requirements of Barbados law.

49

(vi)             No such amendment to this Agreement or either Articles of Amendment shall be effective to the extent that it applies to less than all of the Buyers or holders of Securities.

(f)                Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or by electronic mail (provided confirmation of receipt is generated); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be:

If to Namoya:

Namoya (Barbados) Limited
Parker House, Wildey Business Park, Wildey Road
St. Michael, Barbados
Telephone:   +1246 436 6287
Facsimile:      +1246 436 9812
Attention:     Peter Douglas
E-mail:           [REDACTED]

With a copy to:

Norton Rose Fulbright Canada LLP / S.E.N.C.R.L., s.r.l.
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84, Toronto, ON M5J 2Z4 Canada
Telephone:   416.202.6711
Facsimile:      416.216.3930
Attention:     Richard Lachcik
E-mail:            richard.lachcik@nortonrosefulbright.com

If to Twangiza:

Twangiza (Barbados) Limited
Parker House, Wildey Business Park, Wildey Road
St. Michael, Barbados
Telephone:   +1246 436 6287
Facsimile:      +1246 436 9812
Attention:     Peter Douglas
E-mail:           [REDACTED]

With a copy to:

Norton Rose Fulbright Canada LLP / S.E.N.C.R.L., s.r.l.
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84, Toronto, ON M5J 2Z4 Canada
Telephone:   416.202.6711
Facsimile:      416.216.3930
Attention:     Richard Lachcik
E-mail:            richard.lachcik@nortonrosefulbright.com

50

If to the Parent:

Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario, Canada M5X 1E3
Telephone:   416.366.2221
Facsimile:      416-366-7722
Attention:     Donat K. Madilo
E-mail:           dmadilo@banro.com

with a copy to:

Norton Rose Fulbright Canada LLP / S.E.N.C.R.L., s.r.l.
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84, Toronto, ON M5J 2Z4 Canada
Telephone:   416.202.6711
Facsimile:      416.216.3930
Attention:     Richard Lachcik
E-mail:           richard.lachcik@nortonrosefulbright.com

If to the Transfer Agent:

Equity Financial Trust Company
200 University Ave., Suite 300
Toronto, Ontario, Canada M5H 4H1
Telephone:   416.361.0930
Facsimile:      416.361.0470
Attention:     Rosa Vieira
E-mail:            rvieira@equityfinancialtrust.com

If to a Buyer, to its address, facsimile number and e-mail address set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

with a copy (for informational purposes only) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone:   (212) 756-2000
Facsimile:      (212) 593-5955
Attention:     Eleazer N. Klein, Esq.
E-mail:           eleazer.klein@srz.com

51

or to such other address, facsimile number and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine or e-mail containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile, receipt by email or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(g)               Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Preferred Shares that agree to be bound by the undertakings and limitations imposed on a Buyer by the Agreement. Neither Company nor the Parent shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including by way of a Fundamental Transaction (unless the Parent is in compliance with the applicable provisions governing Fundamental Transactions set forth in this Agreement). A Buyer may assign some or all of its rights hereunder without the consent of either Company or the Parent to a person that agrees to be bound by the undertakings and limitations imposed on a Buyer by this Agreement, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

(h)               No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that each Indemnitee shall have the right to enforce the obligations of the Companies and the Parent with respect to Section 9(l).

(i)                 Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Companies, the Parent and the Buyers contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing and the delivery and exercise of Securities, as applicable. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j)                 Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars ("U.S. Dollars"). All amounts owing under this Agreement, all principal, interest and other amounts owing under the respective Articles of Amendment, and all amounts owing under any other Transaction Document shall be paid in U.S. Dollars. Except as otherwise provided herein, all amounts denominated in other currencies shall be converted in the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. "Exchange Rate" means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation.

(k)               Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

52

(l)                 Indemnification. In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of each Company's and the Parent's other obligations under the Transaction Documents, each Company and the Parent, jointly and severally, shall defend, protect, indemnify and hold harmless each Investor and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees"), as incurred, from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by either Company or the Parent in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of either Company or the Parent contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of either Company or the Parent) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by any Investor pursuant to Section 4(i), or (iv) the status of such Investor as an investor in either Company or the Parent pursuant to the transactions contemplated by the Transaction Documents; provided that no Indemnitee shall be entitled to indemnification under this Section 9(l) to the extent that a court of competent jurisdiction renders a final determination that such Liabilities were the result of the gross negligence, willful misconduct or a violation of applicable law on the part of such Indemnitee. To the extent that the foregoing undertaking by either Company or the Parent may be unenforceable for any reason, the Companies and the Parent shall make the maximum contribution to the payment and satisfaction of each of the Liabilities that is permissible under applicable law.

(m)             No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(n)               Remedies. Each Buyer and each Investor shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement or the respective Articles of Amendment and to exercise all other rights granted by law. Furthermore, each Company and the Parent recognize that in the event that either Company or the Parent fails to perform, observe or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Investors. The Companies and the Parent therefore agree that, in the event of any such breach or threatened breach, the holders of Preferred Shares shall be entitled, in addition to all other available remedies, to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in this Agreement and in the respective Articles of Amendment shall be cumulative and in addition to all other remedies available under this Agreement and the respective Articles of Amendment, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein or in the respective Articles of Amendment shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a holder of Preferred Shares' right to pursue actual damages for any failure by either Company to comply with the terms of this Agreement or the respective Articles of Amendment. Each Company covenants to each holder of Preferred Shares that there shall be no characterization concerning the respective Articles of Amendment instrument other than as expressly provided therein. Amounts set forth or provided for in this Agreement and the respective Articles of Amendment with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the holder of Preferred Shares thereof and shall not, except as expressly provided herein or in the respective Articles of Amendment, be subject to any other obligation of either Company or the Parent (or the performance thereof).

53

(o)               Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and either Company or the Parent do not timely perform their related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Namoya, Twangiza or the Parent, as applicable, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(p)               Payment Set Aside. To the extent that either Company or the Parent makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to either Company or the Parent, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, United States or Canadian federal, state or provincial law, foreign law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(q)               Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and each Company and the Parent acknowledge that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and each Company and the Parent shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and each Company and the Parent acknowledge that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Company and the Parent acknowledge and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

54

(r)                 Taxes.

(i)                 All payments or other transfers of property or rights by either Company or the Parent to the Investors in regard or in connection with this Agreement, the other Transaction Documents or any of the Securities shall be made free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and any other taxes, levies, fees, duties, withholdings or other charges of any nature whatsoever ("Taxes"), whether of any governmental agency or authority in Barbados, Canada or otherwise, and including any stamp taxes or any other similar taxes which may be required for enforcement purposes or any stamp tax due upon issuance of the Common Shares issuable upon exchange of the Preferred Shares. In the event that any withholding or deduction from any interest, distribution or payment to be made by either Company or the Parent hereunder, the other Transaction Documents or any of the Securities is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then such Company or the Parent, as applicable, shall promptly:

(1) pay directly or caused to be paid directly to the relevant authority the full amount required to be so withheld or deducted;

(2) forward to the applicable Investor an official receipt or other documentation satisfactory to such Investor evidencing such payment to such authority; and

(3) pay to the applicable Investor such additional amount or amounts as is necessary to ensure that the net amount actually received by such Investor will equal the full amount such Investor would have received had no such withholding or deduction been required.

(ii)               Each Company and the Parent further agree that if any present or future taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, including franchise taxes and taxes imposed on or measured by any Investor's net income or receipts ("Further Taxes") are directly or indirectly asserted against such Investor with respect to any payment of any additional amount described in paragraph (iii) and received by such Investor hereunder, such Investor may pay such Further Taxes and the Companies or the Parent will promptly pay to such Investor such additional amounts (including all penalties, interest or expenses) that such Investor specifies as necessary to preserve the after-tax return that such Investor would have received if such Taxes or Further Taxes had not been imposed.

55

(iii)             If the Companies or the Parent fails to pay any Taxes described in (i), above, when due to the appropriate taxing authority or fails to remit to the applicable Investor the required receipts or other required documentary evidence for such payment of Taxes or fails to pay to the applicable Investor additional amounts as described in (i)(3), above, the Companies and the Parent shall jointly and severally indemnify such Investor for any incremental Taxes, interest, penalties, unpaid additional amounts, expenses and costs that may become payable or are incurred by such Investor as a result of any such failure. In addition to the foregoing, the Companies and the Parent hereby jointly and severally indemnify and hold each Investor harmless for any and all payments made by any Investor of any Taxes and Further Taxes and for any liabilities (including penalties, interest, legal costs and expenses) incurred by any Investor or which may be imposed on any Investor in connection therewith or any delays in their payment.

(iv)             The obligations of the Companies and the Parent under this Section 9(r) shall survive the termination of this Agreement and the respective Articles of Amendment and the payment of the Preferred Shares and all other amounts payable under the respective Articles of Amendment.

(s)                Judgment Currency. If for the purpose of obtaining or enforcing judgment against the Companies or the Parent in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(s) referred to as the "Judgment Currency") an amount due in United States dollars under this Agreement or the respective Articles of Amendment, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(s) being hereinafter referred to as the "Judgment Conversion Date").

(iii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(s)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of United States dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iv) Any amount due from the Companies or the Parent under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or the respective Articles of Amendment.

[Signature Page Follows]

56

IN WITNESS WHEREOF, each Buyer, and each Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANIES: Namoya (Barbados) Limited
By:
Name:
Title:

Witness: Name in print: Address: Occupation:

Twangiza (Barbados) Limited

By:
Name:
Title:

Witness: Name in print: Address: Occupation:
Before Me: ______________________________ Notary Public

[Signature Page to Securities Purchase Agreement]

BUYERS:

GRAMERCY DISTRESSED OPPORTUNITY FUND II LP

By: ______________________
Name:
Title:

Before Me:

____
Notary Public

LORI BONAVENTURA
Notary Public
Connecticut
My Commission Expires Mar 31, 2016

[Signature Page to Securities Purchase Agreement]

BUYERS:

GRAMERCY ALDEL INVESTMENT FUND LLC

By: ______________________________
Name:
Title:

Before Me:

____
Notary Public

LORI BONAVENTURA
Notary Public
Connecticut
My Commission Expires Mar 31, 2016

[Signature Page to Securities Purchase Agreement]

BUYERS:

GRAMERCY EMERGING MARKETS EQUITY MASTER FUND

By: ______________________
Name:
Title:

Before Me:

____
Notary Public

LORI BONAVENTURA
Notary Public
Connecticut
My Commission Expires Mar 31, 2016

[Signature Page to Securities Purchase Agreement]

BUYERS:

GRAMERCY GLOBAL EQUITIES MASTER FUND

By: ______________________
Name:
Title:

Before Me:

____
Notary Public

LORI BONAVENTURA
Notary Public
Connecticut
My Commission Expires Mar 31, 2016

[Signature Page to Securities Purchase Agreement]

BUYERS:

GRAMERCY TRAWF FUND LLC

By: ______________________
Name:
Title:

Before Me:

____
Notary Public

LORI BONAVENTURA
Notary Public
Connecticut
My Commission Expires Mar 31, 2016

[Signature Page to Securities Purchase Agreement]

BUYERS:

THE ROYAL BANK OF SCOTLAND GROUP PENSION FUND

By: ______________________________
Name:
Title:

Before Me:

____
Notary Public

LORI BONAVENTURA
Notary Public
Connecticut
My Commission Expires Mar 31, 2016

[Signature Page to Securities Purchase Agreement]

SCHEDULE OF BUYERS

[REDACTED]

EXHIBITS

Exhibit A-1	Form of Articles of Amendment of Namoya (Barbados) Limited
Exhibit A-2	Form of Articles of Amendment of Twangiza (Barbados) Limited
Exhibit B	Form of Irrevocable Transfer Agent Instructions
Exhibit C-1	Form of Opinion of Company Counsel (Norton Rose Fulbright Canada LLP)
Exhibit C-2	Form of Opinion of Company Counsel (Clarke Gittens Farmer)
Exhibit C-3	Form of Opinion of Company Counsel (Dorsey & Whitney LLP)
Exhibit C-4	Form of Opinion of Company Counsel (Djunga & Risasi)
Exhibit D	Form of Secretary's Certificate
Exhibit E	Form of Officer's Certificate
Exhibit F	Form of Lock-Up Agreement

SCHEDULES

Schedule 3(a)	Organization and Qualification
Schedule A	Material Mineral Properties and Projects
Schedule 3(l)	Absence of Certain Changes
Schedule 3(r)	Transactions with Affiliates
Schedule 3(s)	Equity Capitalization
Schedule 3(t)	Indebtedness and Other Contracts
Schedule 3(u)	Absence of Litigation
Schedule 3(z)	Intellectual Property Rights
Schedule "B"	Subsidiaries
Schedule 4(d)	Use of Proceeds
Schedule 7(i)(x)	Lock-Up Agreements